Form 40-F
period 2003-12-31
TRANSGLOBE ENERGY CORP
filed 2004-05-20
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File Number
0-11378

TRANSGLOBE ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

___________________________________________________________
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

_____________
(I.R.S. Employer Identification Number (if applicable))

Suite 2900
330 – Fifth Avenue S.W.
Calgary, Alberta
Canada
T2P 0L4
(Address and telephone number of Registrant's principal executive offices)

John L. Mericle
Harris, Mericle & Wakayama
999 Third Avenue, Suite 3210
Seattle, Washington 98104
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

     None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2003 was 53,743,438.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of independent auditors with respect thereto, are incorporated by reference and included herein –see Exhibit 2 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 14 of the Notes to Consolidated Financial Statements of the Registrant’s consolidated audited financial statements, reconciling the material differences between Canadian and US GAAP.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2003 - see Exhibit 3 of this Annual Report on Form 40-F

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2003, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

TransGlobe has adopted codes of ethics for its Chief Executive Officer, Chief Financial Officer, directors and officers. The codes are included hereto as exhibits and will be made available in print to any shareholder who requests them. All amendments to the codes, and all waivers of the codes with respect to any of the persons covered by them, will be filed with the Securities and Exchange Commission and posted on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters regarding such matters as, but not limited to: audit committee; director qualification standards and responsibilities; director compensation; and management succession. The guidelines will be made available to any shareholder who requests them.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Fred J. Dyment has been determined by the board of TransGlobe to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the AMEX’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by Deloitte & Touche LLP for TransGlobe and its subsidiaries for the years ending December 31, 2003 and December 31, 2002 totaled $67,535 and $56,474, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended December 31, 2003	Year EndedDecember 31, 2002
Audit and Interim Review Fees	$58,035	$37,380
Audit Related Fees	$0	$0
Tax Fees	$9,500	$19,094
All Other Fees	$0	$0
TOTAL	$67,535	$56,474

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit and Interim Review Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Interim review fees were for professional services rendered by Deloitte & Touche LLP for the review of the Registrant’s interim quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements

Audit Related Fees

In 2003 and 2002 no fees for services were incurred other than those described above under “Audit Fees.”

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees

In 2003 and 2002 no fees for services were incurred other than those described above under “Audit Fees,” and “Tax Fees”.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of TransGlobe’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth in Exhibit 3 on page 25 of the Registrant’s Management Discussion and Analysis incorporated by reference and included herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Fred Dyment
Members:	Robert Halpin Geoffrey Chase

FORWARD-LOOKING INFORMATION

This Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). These forward looking statements are not guarantees of TransGlobe’s future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report constitute forward looking statements. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

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

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed as an exhibit hereto a Form F-X in connection with its Shares. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

ADDITIONAL INFORMATION

Additional information relating to TransGlobe may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TRANSGLOBE ENERGY CORPORATION

By :	/s/ David Ferguson
David C. Ferguson, Chief Financial Officer

Date:	May 14, 2004

EXHIBITS

1.	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2003 .

2.	Consolidated Audited Financial Statements for the year ended December 31, 2003.

3.	Management’s Discussion and Analysis for the year ended December 31, 2003.

4.	Consent of Deloitte & Touche LLP, Independent Auditors.

5.	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited (formerly Outtrim Szabo Associates Ltd.) and Fekete Associates Inc.

6.	Form F-X Appointment of Agent for Service of Process and Undertaking.

7.	Codes of Ethics for the Company’s Chief Executive Officer, Chief Financial Officer and Officers and Directors.

8.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

9.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.	Letter of Burnet, Duckworth & Palmer LLP, Independent Auditors, regarding Annual Information Form.

11.	Press Release dated May 19, 2004 regarding year-end disclosure documents.