Form 40-F/A
period 2003-12-31
TRANSGLOBE ENERGY CORP
filed 2004-11-22
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File Number 0-11378

TRANSGLOBE ENERGY CORPORATION
Exact name of Registrant as specified in its charter)

_________________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
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

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2003 was 53,743,438.

_____________________________

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

Yes ☒ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of TransGlobe Energy Corp. (the “Company”) on Form 40-F for the year ended December 31, 2003 is filed herewith for the sole purpose of providing certain revised information contained in the Company’s Amended Annual Information Form (“Amended AIF”). The Amended AIF was prepared at the request of the Alberta Securities Commission to revise certain information related to currency and exchange rates, 2002 production history, and disclosure related to the Company’s officers and directors. The additional disclosures can be found on pages 31, 33, 35 and 41 of the Amended AIF.

This 40-F/A consists of a cover page, this explanatory note, the above-described Amended AIF, the signature page and certifications.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TRANSGLOBE ENERGY CORPORATION

By :	s/s David Ferguson___________________
David C. Ferguson, Chief Financial Officer

Date:	November 19, 2004

EXHIBITS

1	TransGlobe Energy Corporation Amended Annual Information Form for the year ended December 31, 2003.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.