Form 40-F
period 2004-12-31
TRANSGLOBE ENERGY CORP
filed 2005-03-29
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 ☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number
0-11378

TRANSGLOBE ENERGY CORPORATION
Exact name of Registrant as specified in its charter)

____________________________________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

_____________
(I.R.S. Employer Identification Number (if applicable))

Suite 2500
605 – Fifth Avenue S.W.
Calgary, Alberta
Canada
T2P 3H5
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

The number of shares outstanding of the issuer's common shares as of December 31, 2004 was 57,175,939.

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

Yes  ☒  No   ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2004, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of Independent Registered Chartered Accountants with respect thereto, are incorporated by reference and included herein – see Exhibit 2 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 15 of the Notes to Consolidated Financial Statements of the Registrant’s consolidated audited financial statements, reconciling the material differences between Canadian and US GAAP.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2004 - see Exhibit 3 of this Annual Report on Form 40-F

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2004, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

TransGlobe has adopted codes of ethics for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company has previously filed its codes as part of the Company’s Annual Report on Form 40-F for fiscal year December 31, 2003 and shareholders may obtain a copy upon request, addressed to The Secretary, TransGlobe Energy Corporation, Suite 2500, 605 – 5th Avenue, S.W., Calgary, Alberta, T2P 3H5, Canada. All amendments to the codes, and all waivers of the codes with respect to any of the persons covered by them, will be filed with the Securities and Exchange Commission and posted on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters regarding such matters as, but not limited to: audit committee; director qualification standards and responsibilities; director compensation; and management succession. The Company’s Audit Committee Charter is included herein as Schedule “C” to the Company’s Annual Information Form. The guidelines will be made available to any shareholder who requests them.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by Deloitte & Touche LLP for TransGlobe and its subsidiaries for the years ending December 31, 2004 and December 31, 2003 totaled $133,007 and $67,535, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit and Interim Review Fees	$122,725	$58,035
Audit Related Fees	$0	$0
Tax Fees	$10,282	$9,500
All Other Fees	$0	$0
TOTAL	$133,007	$67,535

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit and Interim Review Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements. In 2004, audit fees were incurred in connection with a bought deal financing.

Interim review fees were for professional services rendered by Deloitte & Touche LLP for the review of the Registrant’s interim quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

In 2004 and 2003, no fees for services were incurred other than those described above under “Audit Fees.”

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees

In 2004 and 2003 no fees for services were incurred other than those described above under “Audit Fees,” and “Tax Fees”.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth in Exhibit 3 on page 33 of the Registrant’s Management Discussion and Analysis incorporated by reference and included herein.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has filed as an exhibit hereto a Form F-X/A-1 in connection with its Shares. An Amendment No. 1 to the Form F-X previously filed with the Company’s Form 40-F annual report for fiscal year December 31, 2003 is being filed herewith to reflect the Company’s new address and continuance under the laws of Alberta, Canada. Any subsequent change to the name or address of the agent for service of process of the Registrant will be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

ADDITIONAL INFORMATION

Additional information relating to TransGlobe may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www. sedar. com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TRANSGLOBE ENERGY CORPORATION

By :	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	March 29, 2005

EXHIBITS

1.	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2004.

2.	Consolidated Audited Financial Statements for the year ended December 31, 2004.

3.	Management’s Discussion and Analysis for the year ended December 31, 2004.

4.	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

5.	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

6.	Form F-X/A-1 Appointment of Agent for Service of Process and Undertaking.

31.1.	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2.	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1.	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2.	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.