Form 40-F
period 2005-12-31
TRANSGLOBE ENERGY CORP
filed 2006-03-30
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[           ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File Number: 001-31891

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

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ x ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2005 was 58,472,439.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ]	No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]	No [ ]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2005, see Exhibit 1 of this Annual Report on Form 40-F.

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

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2005 - see Exhibit 3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

TransGlobe has adopted Codes of Ethics for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company has previously filed its Codes with the SEC as part of the Company’s Annual Report on Form 40-F for fiscal year December 31, 2003. Shareholders may obtain a copy upon request, addressed to The Secretary, TransGlobe Energy Corporation, Suite 2500, 605 – 5th Avenue, S.W., Calgary, Alberta, T2P 3H5, Canada. The Company has also posted its Codes on its internet website at http://www.trans-globe.com/s/CodeofConduct.asp. All amendments to the codes, and all waivers of the codes with respect to any of the persons covered by them, will be filed with the SEC and posted on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Fred J. Dyment has been determined by the Board of TransGlobe to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the AMEX’s listing standards applicable to the Registrant. Mr. Dyment received a Chartered Accountant designation from the Province of Ontario in 1972 and is a member of the Alberta Institute of Chartered Accountants. He has over 30 years of financial, business, executive, international management experience at several mid-size public corporations where he served as President, CEO, CFO and director. Currently, Mr. Dyment sits as a director on several other public companies. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by Deloitte & Touche LLP for TransGlobe and its subsidiaries for the years ending December 31, 2005 and December 31, 2004 totaled $109,519 and $133,007, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit and Interim Review Fees	$103,897	$122,725
Audit Related Fees	$0	$0
Tax Fees	$5,622	$10,282
All Other Fees	$0	$0
TOTAL	$109,519	$133,007

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

Audit Related Fees

In 2005 and 2004, no fees for services were incurred other than those described above under “Audit Fees.”

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees

In 2005 and 2004 no fees for services were incurred other than those described above under “Audit Fees,” and “Tax Fees”.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has filed as an exhibit hereto a Form F-X/A-1 in connection with its Shares. An Amendment No. 1 to the Form F-X previously filed with the Company’s Form 40-F annual report for fiscal year December 31, 2003 is being filed herewith to reflect the Company’s new address and continuance under the laws of Alberta, Canada. Any subsequent change to the name or address of the agent for service of process of the Registrant will be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By :	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	March 28, 2006

EXHIBITS

1.	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2005.

2.	Consolidated Audited Financial Statements for the year ended December 31, 2005.

3.	Management’s Discussion and Analysis for the year ended December 31, 2005.

4.	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

5.	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

6.	Code of Conduct and Conflict of Interest Guidelines for Directors and Officers.

7.	Code of Conduct for the Corporation.

8.	Employment Agreement – Edward Bell – dated January 1, 2006

31.1.	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2.	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1.	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2.	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.