Form 40-F/A
period 2005-12-31
TRANSGLOBE ENERGY CORP
filed 2006-08-09
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

[Check one]

[           ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File Number
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
None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ ] Audited annual financial statements

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
Yes [ x ] No [           ]

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of TransGlobe Energy Corporation (the “Company”) on Form 40-F for the year ended December 31, 2005 is filed herewith for the sole purpose of providing certain revised information contained in the Company’s Amended Annual Information form (“Amended AIF”). The Amended AIF was prepared at the request of the Alberta Securities Commission to revise certain information related to the presentation format of the statement of reserves and associated schedules contained in the Company’s AIF. The additional/amended disclosures can be found on pages 3, 23, 28, 35, 36 and Schedules A & B, of the Amended AIF.

This 40-F/A consists of a cover page, this explanatory note, the above-described Amended AIF, the signature page, Consent of Independent Engineers and certifications made by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this Form 40-F/A does not and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By :	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	August 9, 2006

EXHIBITS

1.	TransGlobe Energy Corporation Amended Annual Information Form for the year ended December 31, 2005.

5.	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1.	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2.	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1.	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2.	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.