Form 40-F
period 2006-12-31
TRANSGLOBE ENERGY CORP
filed 2007-03-27
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number
001-31891

TRANSGLOBE ENERGY CORPORATION
Exact name of Registrant as specified in its charter)

_________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

_____________
(I.R.S. Employer Identification Number (if applicable))

Suite 2500
605 – Fifth Avenue S.W.
Calgary, Alberta
Canada
T2P 3H5
(403) 264-9888
(Address and telephone number of Registrant's principal executive offices)

John L. Mericle
Harris, Mericle & Wakayama
999 Third Avenue, Suite 3210
Seattle, Washington 98104
(206) 621-1818
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

[X] Annual information form                        [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2006 was 58,882,439.

______________________________

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [   ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [   ]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2006, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of Independent Registered Chartered Accountants with respect thereto, are incorporated by reference and included herein – see Exhibit 2 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 16 of the Notes to Consolidated Financial Statements of the Registrant’s consolidated audited financial statements, reconciling the material differences between Canadian and US GAAP.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006 - see Exhibit 3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the fiscal year ended December 31, 2006, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2006 and concluded that such internal control over financial reporting is effective.

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

None.

     CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

TransGlobe has adopted Codes of Ethics for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company has previously filed its Codes with the SEC as part of the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005. Shareholders may obtain a copy upon request, addressed to The Secretary, TransGlobe Energy Corporation, Suite 2500, 605 – 5th Avenue, S.W., Calgary, Alberta, T2P 3H5, Canada. The Company has also posted its Codes on its internet website at http://www.trans-globe.com/s/CodeofConduct.asp. All amendments to the codes and all waivers of the codes with respect to any of the persons covered by them will be filed with the SEC and posted on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters regarding such matters as, but not limited to: audit committee, director qualification standards and responsibilities, director compensation and management succession. The Company’s Audit Committee Charter is included herein as Schedule “C” to the Company’s Annual Information Form. The guidelines will be made available to any shareholder who requests them.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Fred J. Dyment has been determined by the Board of TransGlobe to meet the “audit committee financial expert” criteria prescribed by the SEC and is independent, as that term is defined by the AMEX’s listing standards applicable to the Registrant. Mr. Dyment received a Chartered Accountant designation from the Province of Ontario in 1972 and is a member of the Alberta Institute of Chartered Accountants. He has over 30 years of financial, business, executive and international management experience at several mid-size public corporations where he served as President, CEO, CFO and director. Currently, Mr. Dyment sits as a director on several other public companies. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by Deloitte & Touche LLP for TransGlobe and its subsidiaries for the years ending December 31, 2006 and December 31, 2005 totaled $252,988 and $109,519, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees	$177,844	$74,360
Audit Related Fees	$30,330	$29,537
Tax Fees	$5,937	$5,622
All Other Fees	$38,877	$0
TOTAL	$252,988	$109,519

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

Audit Related Fees

In 2006 and 2005, no fees for services were incurred other than those described above under “Audit Fees.”

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees

In 2006 other fees were for an annual subscription service to Petroview, a software program for oil and gas reconnaissance. In 2005 no fees for services were incurred other than those described above under “Audit Fees,” and “Tax Fees”.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A table setting forth the Registrant’s contractual commitments is set forth on page 35 of the Registrant’s Management Discussion and Analysis incorporated by reference and included herein as Exhibit 3 of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Fred Dyment
Members:	Robert Halpin
Geoffrey Chase

FORWARD-LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this Annual Report on form 40-F and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas fields, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in Canadian, Egyptian, Yemen or American tax, energy or other laws or regulations, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials, and the cost of inflation.

In particular, this Annual Report and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

  the quantity of reserves;
  oil and natural gas production levels;
  capital expenditure programs;
  projections of market prices and costs;
  supply and demand for oil and natural gas;
  expectations regarding the Company's ability to raise capital and to continually add to reserves through exploration, acquisitions and development; and
  treatment under government regulatory and taxation regimes.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Report:

  volatility in market prices for oil and natural gas;
  liabilities and risks inherent in oil and natural gas operations;
  uncertainties associated with estimating reserves;
  competition for, among other things, capital, acquisitions of reserves, undeveloped lands, equipment and skilled personnel;
  incorrect assessments of the value of acquisition; and
  geological, technical, drilling and processing problems.

The Company believes that the expectations reflected in those forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Report should not be unduly relied upon. These statements speak only as of the date of this Annual Report, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by securities law.

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer
Date:	March 27, 2007

EXHIBITS

1.	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2006.

2.	Consolidated Audited Financial Statements for the year ended December 31, 2006.

3.	Management’s Discussion and Analysis for the year ended December 31, 2006.

4.	TransGlobe Energy Corporation Charter of Audit Committee, amended and approved by the Board of Directors, March 15, 2007.*

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*

Incorporated by reference and included herein as Schedule “C” of the TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2006, filed herewith as Exhibit 1 to the Annual Report on Form 40-F.