Form 40-F
period 2007-12-31
TRANSGLOBE ENERGY CORP
filed 2008-03-26
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-31891

TRANSGLOBE ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

______________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

______________________________________________
(I.R.S. Employer Identification Number (if applicable))

Suite 2500, 605 – Fifth Avenue SW, Calgary, Alberta, Canada T2P 3H5
(Address and telephone number of Registrant's principal executive offices)

John L. Mericle
Harris, Mericle & Wakayama
999 Third Avenue, Suite 3210
Seattle, Washington 98104
tel.: (206) 621-1818
(Name, address (including zip code) and telephone number (including area code)
Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
The NASDAQ Stock Market LLC
Common Shares Without Par Value	(Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
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

The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2007 was 59,626,539.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934 (the “Exchange Act”). If”Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [   ]   82-____  No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d)
ofthe Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]    No [   ]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2007, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2007, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibits 99.2 and 99.3 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 16 of the Notes to Consolidated Financial Statements of the Registrant’s Consolidated Audited Financial Statements, reconciling the material differences between Canadian and US GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Registrant’s disclosure controls and procedures as required by paragraph (b) of 17 CFR 240.13a -15 or 240.15d -15, the Chief Executive Officer and Chief Financial Officer of the Registrant have concluded that, as of the fiscal year ended December 31, 2007, the Registrant’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CHANGES THERETO

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada and in the United States.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Pursuant to published guidance from the SEC Staff, management has excluded from its assessment the internal control over financial reporting at Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc., which were acquired on September 25, 2007 and whose financial statements constitute 55 percent and 35 percent of net and total assets, respectively, 8 percent of revenues, and 9 percent of net income of the Consolidated Audited Annual Financial Statement amounts as of and for the fiscal year ended December 31, 2007. Subject to the foregoing, no change in the Registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 occurred during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of fiscal year ended December 31, 2007 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of fiscal year ended December 31, 2007, the Registrant maintained effective internal control over financial reporting.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Registrant's consolidated financial statements as of fiscal year ended December 31, 2007, has expressed its opinion on the effectiveness of the Registrant’s internal control over financial reporting as of fiscal year ended December 31, 2007. A copy of Deloitte & Touche LLP’s attestation report on internal control over financial reporting is included herein as Exhibit 99.4 of this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

For the Attestation report of the independent registered chartered accountants for the fiscal year ended December 31, 2007, see Exhibit 99.4 of this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Fred J. Dyment has been determined by the Registrant’s Board of Directors to meet the “Audit Committee financial expert” criteria prescribed by the Securities and Exchange Commission and is “independent”, as that term is defined by the AMEX’s listing standards applicable to the Registrant. Fred J. Dyment is a Chartered Accountant with over 30 years' experience in the oil and gas industry. He was previously President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). Prior thereto he was Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000. The SEC has indicated that the designation of Fred J. Dyment as an Audit Committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

The Registrant has adopted Codes of Ethics for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Registrant has previously filed its Codes of Ethics with the SEC as part of its Annual Report on Form 40-F for fiscal year ended December 31, 2006. Shareholders may obtain a copy upon request, addressed to The Secretary, TransGlobe Energy Corporation, Suite 2500, 605 -5th Avenue, S.W. Calgary, Alberta, T2P 3H5 Canada. The Registrant has also posted its Codes of Ethics on its internet website at http://www.trans-globe.com/s/CodeofConduct.asp. All amendments to the Codes of Ethics and all waivers of the Codes of Ethics with respect to any of the persons covered by them will be filed with the SEC and posted on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services paid to Deloitte and Touche LLP for fiscal years ended December 31, 2007 and December 31, 2006 were as follows (all fees are in Canadian dollars):

	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006
Audit and Interim Review Fees	$327,062	$177,844
Audit Related Fees	$NIL	$30,330
Tax Fees	$12,869	$5,937
All Other Fees	$204,197	$38,877
TOTAL	$544,128	$252,988

The nature of the services provided by Deloitte and Touche LLP under each of the categories indicated in the table is described below.

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

Audit Related Fees
In 2007 and 2006, no fees for services were incurred other than those described above under “Audit and Interim Review Fees.”

Tax Fees
Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees
In 2007, other fees were for due diligence work performed in respect to the corporate acquisitions and an annual subscription service to Petroview, a software program for oil and gas reconnaissance. In 2006, other fees were for an annual subscription service to Petroview.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
(‘000s)	Total	1 Year	Years	Years	5 Years
Long-term debt
Term Loan Agreement	$8,000	$4,727	$3,273	$-	$-
Revolving Credit Agreement	50,000	-	50,000	-	-

Office and equipment leases	1,189	372	796	21	-

Abandonment obligations[3]	3,563	346	684	2,047	486

Minimum work commitments[4]	13,700	-	5,300	8,400	-

Total (expressed in United States Dollars)	$76,452	$5,445	$60,053	$10,468	$486

[1]	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
[2]	Payments denominated in foreign currencies have been translated at the December 31, 2007 exchange rate.
[3]

The abandonment obligation represents management’s probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

[4]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F may include certain statements deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although the Registrant's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Registrant's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from the Registrant's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Registrant. These factors include, but are not limited to, unforeseen changes in the rate of production from the Registrant's oil and gas properties, changes in the price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of the Registrant's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in the Registrant's areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Registrant's control.

In particular, this Annual Report on Form 40-F contains forward-looking statements pertaining to the following:

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

The Registrant's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Report on Form 40-F:

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

The Registrant does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult the Registrant's public filings at http://www.sedar.com/search/search_form_pc_en.htm and http://www.sec.gov/edgar/searchedgar/companysearch.html for further, more detailed information concerning these matters.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:
                                                                            Chair:               Fred J. Dyment
                                                                            Members:        Robert A. Halpin
                                                                                                      Geoffrey Chase

UNDERTAKING

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

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized,

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	March 24, 2008

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2007.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2007.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2007.

99.4	Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP.