Form 40-F/A
period 2007-12-31
TRANSGLOBE ENERGY CORP
filed 2009-02-11
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment #1

[Check one]
[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-31891

TransGlobe Energy Corporation
(Exact name of Registrant as specified in its charter)

__________________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

__________________________________________________
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

None
(Title of Class)

Explanatory Note to Amendment

Filed with this Amendment No. 1 on Form 40-F/A, please find the audited comparative consolidated balance sheets of TransGlobe Energy Corporation (the "Company") for the years ended December 31, 2007 and 2006, and the consolidated statements of income, retained earnings, comprehensive income and cash flows for the years then ended, together with the notes thereto and the auditors’ reports thereon, as amended and restated as at February 10, 2009 (collectively, the "Restated 2007 Financial Statements").

As was announced on April 30, 2008, the Company sold its Canadian oil and natural gas interests to a third party for the purchase price of Cdn$56.7 million, before normal closing adjustments. By reason of this disposition, the Company is required, as part of normal course compliance with Canadian GAAP, to restate the results of its prior periods, including in respect of its results for the 12-month period ended December 31, 2007. The specific purpose of such restatement is to account for the Canadian operations as discontinued operations. The Company has similarly restated the results of its prior, comparative periods in respect of its financial statements filed for the three months ended March 31, 2008, the three and six months ended June 30, 2008 and the three and nine months ended September 30, 2008.

As was also recently announced, the Company has entered into an agreement with a syndicate of underwriters respecting the purchase for resale, on a bought deal basis, of 5,798,000 common shares (“Common Shares”) of the Company at Cdn$3.45 per Common Share (the “Offering”) to raise gross proceeds of approximately Cdn$20.0 million. In order to comply with Canadian generally accepted accounting principles, the Company is required to file the Restated 2007 Financial Statements in conjunction with filing the preliminary prospectus for the Offering, and incorporate the Restated 2007 Financial Statements in such preliminary prospectus. Accordingly, the Restated 2007 Financial Statements have been filed as at today's date - rather than being filed in conjunction with the filing of the audited financial statements for the 12-month period ended December 31, 2008.

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

Yes [   ]       82-____ No [ X ]

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services paid to Deloitte & Touche LLP for fiscal years ended December 31, 2007 and December 31, 2006 were as follows (all fees are in Canadian dollars):

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

1Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
2Payments denominated in foreign currencies have been translated at the December 31, 2007 exchange rate.
3The abandonment obligation represents management’s probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.
4Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	February 10, 2009

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.*

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2007.*

99.2	Re-Stated Audited Financial Statements for the year ended December 31, 2007.

99.3	Revised Management’s Discussion and Analysis for the year ended December 31, 2007.

*incorporated by reference to the Form 40-F filed on EDGAR on March 26, 2008.