Form 40-F
period 2008-12-31
TRANSGLOBE ENERGY CORP
filed 2009-03-13
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 001-31891

TRANSGLOBE ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

__________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

___________________________________________
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

The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2008 was 59,499,839.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934 (the “Exchange Act”). If ”Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
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
Yes [X]   No [   ]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2008, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2008, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibits 99.2, 99.3 and 99.4 of this Annual Report on Form 40-F. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 21 of the Notes to Consolidated Financial Statements of the Registrant’s Consolidated Audited Financial Statements, reconciling the material differences between Canadian and US GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Registrant’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or Rule 15d-15, the Chief Executive Officer and Chief Financial Officer of the Registrant have concluded that, as of the end of the Registrant’s fiscal year covered by this Form 40-F Annual Report, the Registrant’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). The Registrant’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada and in the United States.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2008 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2008, the Registrant maintained effective internal control over financial reporting.

Deloitte & Touche LLP, the independent registered chartered accountants that audited the Registrant's consolidated financial statements as at December 31, 2008, has expressed its opinion on the effectiveness of the Registrant’s internal control over financial reporting as of fiscal year ended December 31, 2008. A copy of Deloitte & Touche LLP’s attestation report on internal control over financial reporting is included herein as Exhibit 99.4 of this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

For the attestation report of the independent registered chartered accountants for the fiscal year ended December 31, 2008, see Exhibit 99.4 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, there was no change that occurred in the Registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or Rule 15d-15 that materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Fred J. Dyment has been determined by the Registrant’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (SEC) and is an “independent director”, as that term is defined under the listing standards applicable to the Registrant contained in Rule 4200(a)(15) of the National Association of Securities Dealers Automated Quotation System (NASDAQ) Marketplace Rules. Mr. Dyment is a Chartered Accountant with over 30 years' experience in the oil and gas industry and was previously President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). Before that, he was Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

The Registrant has adopted Codes of Conduct and Conflict of Interest for its executive officers and directors. The Registrant has previously filed its Codes of Conduct and Conflict of Interest with the SEC as Exhibit 99.6 of its Annual Report on Form 40-F for fiscal year ended December 31, 2005. Shareholders may obtain a copy upon request, addressed to the Assistant Corporate Secretary, TransGlobe Energy Corporation, Suite 2500, 605 -5th Avenue, S.W. Calgary, Alberta, T2P 3H5, Canada. The Registrant has also posted its Codes of Ethics for its executive officers and directors on its Internet Web site at www.trans-globe.com. All amendments to the Codes of Ethics and all waivers of the Codes of Ethics with respect to any of the persons covered by them will be filed with the SEC and posted on the SEC’s Interactive Data Electronic Applications (IDEA) system at www.idea.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services paid to Deloitte & Touche LLP for fiscal years ended December 31, 2008 and December 31, 2007 were as follows (all fees are in Canadian dollars):

	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007
Audit and Interim Review Fees	$566,447	$327,062
Audit Related Fees	$NIL	$NIL
Tax Fees	$35,433	$12,869
All Other Fees	$33,964	$204,197
TOTAL	$635,844	$544,128

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

Audit Related Fees

In 2008 and 2007, no fees for services were incurred other than those described above under “Audit and Interim Review Fees”.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees

In 2008, other fees were for an annual subscription service to Petroview, a software program for oil and gas reconnaissance. In 2007, other fees were for due diligence work performed in respect to the corporate acquisitions and an annual subscription service to Petroview.

PRE-APPROVAL OF POLICIES AND PROCEDURES

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

		Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
($000s)	Total	1 Year	Years	Years	5 Years
Long-term debt
Revolving Credit Agreement	58,000	-	58,000	-	-

Office and equipment leases	792	340	452	-	-

Minimum work commitments[3]	9,800	1,400	1,800	6,600	-

Total (expressed in United States Dollars)	68,592	1,740	60,252	6,600	-

1Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
2Payments denominated in foreign currencies have been translated at the December 31, 2008 exchange rate.
3Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the documents incorporated by reference herein may include certain statements deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or the Registrant's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Actual operational and financial results may differ materially from the Registrant's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Registrant. These risk factors include, but are not limited to:

  unforeseen changes in the rate of production from the Registrant's oil and gas fields;
  changes in the price of crude oil and natural gas;
  adverse technical factors associated with exploration, development, production or transportation of the Registrant's crude oil and natural gas reserves;
  changes or disruptions in the political or fiscal regimes in the Registrant's areas of activity;
  changes in Egypt or Yemen tax, energy or other laws or regulations;
  changes in significant capital expenditures;
  delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;
  the cost of inflation;
  the performance characteristics of the Registrant's oil and natural gas properties;
  oil and natural gas production levels;
  the quantity of oil and natural gas reserves;
  capital expenditure programs;
  supply and demand for oil and natural gas and commodity prices;
  drilling plans;
  expectations regarding the Registrant's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
  treatment under governmental regulatory regimes and tax laws;
  realization of the anticipated benefits of acquisitions and dispositions;

  adverse technical factors associated with exploration, development, production or transportation of crude oil and natural gas reserves;
  changes or disruptions in the political or fiscal regimes in the Registrant's areas of activity;
  general economic conditions in Canada, the United States and globally;
  general economic stability of the Registrant’s financial lenders and creditors;
  payment of crude oil marketing contracts and associated financial hedging instruments;
  industry conditions, including fluctuations in the price of oil and natural gas;
  governmental regulation of the oil and gas industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  risks inherent in oil and natural gas operations;
  geological, technical, drilling and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
  failure to obtain industry partner and other third-party consents and approvals, when required;
  stock market volatility and market valuations;
  competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
  incorrect assessments of the value of acquisitions;
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors" in the Registrant’s Annual Information Form for fiscal year ended December 31, 2008, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Report on Form 40-F and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

The Registrant believes that the expectations reflected in the forward-looking statements contained in this Annual Report on Form 40-F and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Report on Form 40-F. If circumstances or management’s beliefs, expectations or opinions should change, the Registrant does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities law. Please consult the Registrant's public filings at www.sedar.com and idea.sec.gov for further, more detailed information concerning these matters.

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

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	March 13, 2009

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2008.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2008.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2008.

99.4	Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP.