Form 40-F
period 2009-12-31
TRANSGLOBE ENERGY CORP
filed 2010-03-22
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[      ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ x ]       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009            Commission File Number 001-31891

TransGlobe Energy Corporation
(Exact name of Registrant as specified in its charter)

______________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

_________________________________________
(I.R.S. Employer Identification Number (if applicable))

Suite 2500, 605 – Fifth Avenue SW, Calgary, Alberta, Canada T2P 3H5
(Address and telephone number of Registrant's principal executive offices)

John L. Mericle
Harris, Mericle & Wakayama
901 Fifth Avenue, Suite 4100
Seattle, Washington 98164

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

The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2009 was 65,398,639.

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
Yes [ x ]    No [     ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes [     ]    No [     ]

This Interactive Data File requirement is not applicable to the Registrant. See General Instruction B.(15) of SEC Form 40-F.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2009, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2009, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibits 99.2, 99.3 and 99.4 of this Annual Report on Form 40-F, which are incorporated by reference herein. The Registrant’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 19 of the Notes to Consolidated Financial Statements of the Registrant’s Consolidated Audited Financial Statements, reconciling the material differences between Canadian and US GAAP.

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

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2009 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2009, the Registrant maintained effective internal control over financial reporting.

Deloitte & Touche LLP, the independent registered chartered accountants that audited the Registrant's consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

A copy of Deloitte & Touche LLP’s attestation report on internal control over financial reporting is provided herein as Exhibit 99.4 of this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Fred J. Dyment has been determined by the Registrant’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (SEC) and is an “independent director”, as that term is defined under the listing standards applicable to the Registrant contained in Rule 5605(a)(2) of the National Association of Securities Dealers Automated Quotation System (NASDAQ) Marketplace Rules. Mr. Dyment is a Chartered Accountant with over 30 years' experience in the oil and gas industry and was previously President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). Before that, he was Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

The Registrant has adopted Codes of Conduct and Conflict of Interest for its executive officers and directors. The Registrant has previously filed its Codes of Conduct and Conflict of Interest with the SEC as Exhibit 99.6 of its Annual Report on Form 40-F for fiscal year ended December 31, 2005. Shareholders may obtain a copy upon request, addressed to the Corporate Secretary, TransGlobe Energy Corporation, Suite 2500, 605 -5th Avenue, S.W. Calgary, Alberta, T2P 3H5, Canada. The Registrant has also posted its Codes of Ethics for its executive officers and directors on its Internet Web site at www.trans-globe.com. All amendments to the Codes of Ethics and all waivers of the Codes of Ethics with respect to any of the persons covered by them will be filed with the SEC and posted on EDGAR at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services paid to Deloitte & Touche LLP for fiscal years ended December 31, 2009 and December 31, 2008 were as follows (all fees are in Canadian dollars):

	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2008
Audit and Interim Review Fees	$653,119	$566,447
Audit Related Fees	$NIL	$NIL
Tax Fees	$38,734	$35,433
All Other Fees	$35,429	$33,964
TOTAL	$727,282	$635,844

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

Audit Related Fees

In 2009 and 2008, no fees for services were incurred other than those described above under “Audit and Interim Review Fees”.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees

In 2009 and 2008, other fees were for an annual subscription service to Petroview, a software program for oil and gas reconnaissance.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
($000s)	Total	1 Year	Years	Years	5 Years
Long-term debt
Revolving Credit Agreement	50,000	50,000	-	-	-

Office and equipment leases	1,504	738	766	-	-

Minimum work commitments[3]	20,586	10,353	4,953	5,280	-

Total (expressed in United States Dollars)	72,090	61,091	5,719	5,280	-

1 Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
2Payments denominated in foreign currencies have been translated at the December 31, 2009 exchange rate.
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
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors" in the Registrant’s Annual Information Form for fiscal year ended December 31, 2009, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Report on Form 40-F and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

The Registrant believes that the expectations reflected in the forward-looking statements contained in this Annual Report on Form 40-F and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Report on Form 40-F. If circumstances or management’s beliefs, expectations or opinions should change, the Registrant does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities law. Please consult the Registrant's public filings at www.sedar.com and on EDGAR at www.sec.gov for further, more detailed information concerning these matters.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Fred J. Dyment
Members:	Gary S. Guidry
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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	March 17, 2010

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes -Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2009.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2009.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2009.

99.4	Reports of Independent Registered Chartered Accountants, Deloitte & Touche LLP.