Form 40-F/A
period 2009-12-31
TRANSGLOBE ENERGY CORP
filed 2010-05-27
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

Yes [   ] 82-     No [X]

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

Yes [   ] No [   ]

This Interactive Data File requirement is not applicable to the Registrant. See General Instruction B.(15) of SEC Form 40-F.

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2009, that was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2010, to make the following amendments:

(1)

Insert a check mark in the box labeled “Audited annual financial statements” on the cover page of this Amendment No. 1 to its Annual Report on Form 40-F to indicate that the Registrant did in fact file its consolidated audited annual financial statements as Exhibit 99.2 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2009; and

(2)

File an amended Canadian Annual Information Form (“AIF”) as Exhibit 99.1 to this Amendment No. 1 to its Annual Report on Form 40-F, to reflect the revision of certain statements at pages 29-30 of the AIF pertaining to reserve reconciliations.

Other than (1) as expressly set forth above in this Explanatory Note, and (2) with respect to the accompanying certifications, which speak as of the filing date of this Amended Form 40-F, this Amendment No. 1 does not, and does not purport to, update or restate the information contained in the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2009 and exhibits thereto, or reflect any events that have occurred after the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2009 and exhibits thereto were initially filed on March 22, 2010. The filing of this Amended Form 40-F shall not be deemed an admission that the previous Form 40-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make any statement made, in the light of the circumstances under which it was made, not misleading.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	May 26 2010

EXHIBITS

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Amended Annual Information Form for the year ended December 31, 2009 dated May 26, 2010.