Form 40-F
period 2010-12-31
TRANSGLOBE ENERGY CORP
filed 2011-03-24
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 001-31891

TransGlobe Energy Corporation
(Exact name of Registrant as specified in its charter)

_______________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

_________________________________________
(I.R.S. Employer Identification Number (if applicable))

Suite 2300, 250 – Fifth Street SW, Calgary, Alberta, Canada T2P 0R4
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

The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2010 was 67,575,321.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If ”Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes[     ]      82-____ No [ x ]

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
Yes [    ]    No [    ]

The Registrant has determined that it is not required to comply with the Interactive Data File requirement as described under General Instruction B, paragraph 15 of SEC Form 40-F. The Registrant is not a “large accelerated filer” as described under subparagraphs (a)(1) and (a)(2) of General Instruction B, paragraph 15, and is not a filer as described under subparagraph (a)(3) of General Instruction B, paragraph 15.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2010, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2010, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibits 99.2, 99.3 and 99.4 of this Annual Report on Form 40-F, which are incorporated by reference herein. The Registrant’s Consolidated Audited Annual Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 20 of the Notes to Consolidated Audited Annual Financial Statements of the Registrant’s Consolidated Audited Annual Financial Statements, reconciling the material differences between Canadian and US GAAP.

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

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2010 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2010, the Registrant maintained effective internal control over financial reporting.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

The Registrant has adopted a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers. Shareholders may obtain a copy upon request, addressed to the Corporate Secretary, TransGlobe Energy Corporation, Suite 2300, 250 -5th Street, S.W. Calgary, Alberta, T2P 0R4, Canada. The Registrant has also posted its Code of Conduct and Conflict of Interest Guidelines for Directors and Officers on its Internet Web site at www.trans-globe.com. All amendments to the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers and all waivers of the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers with respect to any of the persons covered by them will be filed with the SEC and posted on EDGAR at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services billed to Deloitte & Touche LLP for fiscal years ended December 31, 2010 and December 31, 2009 were as follows (all fees are in Canadian dollars):

	Fiscal Year Ended December 31, 2010	Fiscal Year Ended December 31, 2009
Audit Fees	$362,706	$415,555
Audit Related Fees	$186,650	$279,306
Tax Fees	$16,402	$38,734
All Other Fees	$NIL	$35,429
TOTAL	$565,758	$769,024

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees
Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements.

Audit Related Fees
Audit related fees were for professional services rendered by Deloitte & Touche LLP for assurance and related services that are reasonably related to the audit of the Registrant’s annual financial statements (not included in audit fees), as well as for the review of the Registrant’s interim quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

During the fiscal year ended December 31, 2010, Audit Related Fees also included fees for professional services rendered by Deloitte & Touche LLP in connection with work performed in relation to the Company’s International Financial Reporting Standards (“IFRS”) accounting policies and the opening January 1, 2010 consolidated balance sheet prepared under IFRS.

Tax Fees
Tax fees were for tax compliance, including the review of tax returns, tax advice and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees
During the fiscal year ended December 31, 2010, no other fees were incurred other than those described above. During the fiscal year ended December 31, 2009, other fees were for an annual subscription service to Petroview, a software program for oil and gas reconnaissance.

PRE-APPROVAL OF POLICIES AND PROCEDURES

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
($000s)	Total	1 Year	Years	Years	5 Years
Long-term debt
Revolving Credit Agreement	90,000	-	56,803	33,197	-

Office and equipment leases	11,255	1,474	3,422	1,970	4,389

Minimum work commitments[3]	5,433	1,890	3,543	-	-

Total (expressed in United States Dollars)	106,688	3,364	63,768	35,167	4,389

[1]	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
[2]	Payments denominated in foreign currencies have been translated at the December 31, 2010 exchange rate.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the principal documents incorporated by reference herein may include certain statements deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or the Registrant's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Actual operational and financial results may differ materially from the Registrant's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Registrant. These risk factors include, but are not limited to:

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
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors" in the Registrant’s Annual Information Form for fiscal year ended December 31, 2010, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F.

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

The Registrant believes that the expectations reflected in the forward-looking statements contained in this Annual Report on Form 40-F and the principal documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Report on Form 40-F. If circumstances or management’s beliefs, expectations or opinions should change, the Registrant does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities law. Please consult the Registrant's public filings at www.sedar.com and on EDGAR at www.sec.gov for further, more detailed information concerning these matters.

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson, Chief Executive Officer

Date:	March 18, 2011

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2010.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2010.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2010.

99.4	Reports of Independent Registered Chartered Accountants, Deloitte & Touche LLP.