Form 40-F
period 2011-12-31
TRANSGLOBE ENERGY CORP
filed 2012-03-16
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 001-31891

TransGlobe Energy Corporation
(Exact name of Registrant as specified in its charter)

_______________________________________________
(Translation of Registrant's name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

__________________________________________
(I.R.S. Employer Identification Number (if applicable))

Suite 2300, 250 – Fifth Street SW, Calgary, Alberta, Canada T2P 0R4, (403) 264-9888
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

The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2011 was 73,054,138.

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
Yes [    ]    No [    ]

As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T and General Instruction B, paragraph 15 of Form 40-F.

However, it is the view of the SEC’s Division of Corporation Finance and Office of the Chief Accountant that the Registrant is not required to submit to the SEC and post on its corporate website Interactive Data Files until the SEC specifies on its website a taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

As of the submission date of this Annual Report on Form 40-F, the SEC has not specified an IFRS taxonomy for the Registrant to use in preparing its Interactive Data Files.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2011, including the reports of Independent Registered Chartered Accountants with respect thereto, see Exhibits 99.2, 99.3 and 99.4 of this Annual Report on Form 40-F, which are incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Registrant’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15, the Chief Executive Officer and Chief Financial Officer of the Registrant have concluded that, as of the end of the Registrant’s fiscal year covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). The Registrant’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2011 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2011, the Registrant maintained effective internal control over financial reporting.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, there was no change that occurred in the Registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the “Audit Committee Information” section under the heading “Principal Accountant Fees and Services” on page 47 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
($000s)	Total	1 Year	Years	Years	5 Years
Long-term debt
Revolving Credit Agreement	60,000	-	60,000	-	-

Office and equipment leases	17,300	8,368	3,465	2,028	3,439

Minimum work commitments[3]	750	750	-	-	-

Total (expressed in United States Dollars)	78,050	9,118	63,465	2,028	3,439

[1]	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
[2]	Payments denominated in foreign currencies have been translated at the December 31, 2011 exchange rate.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

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
  changes in the price of crude oil;
  adverse technical factors associated with exploration, development, production or transportation of the Registrant's crude oil reserves;
  changes in Egypt or Yemen tax, energy or other laws or regulations;
  changes in significant capital expenditures;
  delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;
  the cost of inflation;
  the performance characteristics of the Registrant's oil properties;
  oil production levels;
  the quantity of oil reserves;
  capital expenditure programs;
  supply and demand for oil and commodity prices;
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
  industry conditions, including fluctuations in the price of oil;
  governmental regulation of the oil and gas industry, including environmental regulation;

  fluctuation in foreign exchange or interest rates;
  risks inherent in oil operations;
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
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors" in the Registrant’s Annual Information Form for fiscal year ended December 31, 2011, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are:

Chair:	Fred J. Dyment
Members:	Geoffrey Chase
Robert C. Jennings

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson
Chief Executive Officer

Date:	March 15, 2012

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2011.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2011.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2011.

99.4	Reports of Independent Registered Chartered Accountants, Deloitte & Touche LLP.