Form 40-F
period 2012-12-31
TRANSGLOBE ENERGY CORP
filed 2013-03-14
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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
John L. Mericle
Harris, Mericle & Wakayama
901 Fifth Avenue, Suite 4100
Seattle, Washington 98164
tel.: (206) 621-1818

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares Without Par Value	The NASDAQ Stock Market LLC
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
The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2012 was 73,793,638
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

TransGlobe Energy Corporation (the “Company” or the “Registrant”) is an Alberta corporation and a “foreign private issuer” as defined in Rule 3b-4 of the U.S. Securities and Exchange Commission (the “SEC”), as promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company is therefore eligible to prepare and file this annual report on Form 40-F, and to present the disclosures herein primarily in accordance with Canadian disclosure requirements, which differ in certain material respects from those which the SEC requires of United States companies.

For example, the Company has prepared its financial statements, which are included as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and such statements are not in many respects comparable to financial statements of United States companies.

Similarly, the production information and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, have been prepared in accordance with Canadian practices, and specifically in accordance with Canadian National Instrument 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies.

As a “foreign private issuer” the Company is also exempt from certain proxy-related requirements found in Sections 14(a), 14(b), 14(c),  and 14(f) of the Exchange Act, and the insider reporting, “short swing profit” and short sale provisions found in Section 16 thereof are not applicable to the Company's common shares.

PRINCIPAL DOCUMENTS
The following documents have been filed by the Company as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Company’s Annual Information Form for the fiscal year ended December 31, 2012, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.
B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis
For the Company’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2012, including the reports of Independent Registered Chartered Accountants with respect thereto, which are incorporated by reference herein, see Exhibits 99.2, 99.3 and 99.4 of this Annual Report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
After evaluating the effectiveness of the Company's disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the Company’s fiscal year covered by this Annual Report on Form 40-F, the Company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

Deloitte LLP, the independent registered chartered accountants that audited the Company's consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
A copy of Deloitte LLP’s attestation report on internal control over financial reporting is provided herein as Exhibit 99.4 of this Annual Report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period covered by this Annual Report on Form 40-F, there was no change that occurred in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR
Not applicable.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Fred J. Dyment has been determined by the Company’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (SEC) and is an “independent director”, as that term is defined under the listing standards applicable to the Company contained in Rule 5605(a)(2) of the National Association of Securities Dealers Automated Quotation System (NASDAQ) Marketplace Rules. Mr. Dyment is a Chartered Accountant with over 38 years' experience in the oil and gas industry and was previously President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). Before that, he was Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.
CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS
The Company has adopted a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers. Shareholders may obtain a copy upon request, addressed to the Corporate Secretary, TransGlobe Energy Corporation, Suite 2300, 250 -5th Street, S.W. Calgary, Alberta, T2P 0R4, Canada. The Company has also posted its Code of Conduct and Conflict of Interest Guidelines for Directors and Officers on its Internet website at www.trans-globe.com. All amendments to the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers and all waivers of the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers with respect to any of the persons covered by them will be filed with the SEC and posted on EDGAR at www.sec.gov.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosures required under Instruction B(10) of Form 40-F are included in the “Audit Committee Information” section under the heading “Principal Accountant Fees and Services” on page 56 of the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.
PRE-APPROVAL OF POLICIES AND PROCEDURES
It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS
None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
(Amounts in $000s)	Total	1 Year	Years	Years	5 Years
Long-term debt	18,450	—	18,450	—	—
Convertible debentures	98,742	—	—	98,742	—
Office and equipment leases	14,728	6,819	2,324	2,072	3,513
Minimum work commitments[3]	4,350	4,350	—	—	—
Total (expressed in United States Dollars)	136,270	11,169	20,774	100,814	3,513
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivative contracts.
[2] Payments denominated in foreign currencies have been translated at the December 31, 2012 exchange rate.
[3] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

FORWARD-LOOKING STATEMENTS
This Annual Report on Form 40-F and the principal documents incorporated by reference herein may include certain statements deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the rules of the Securities and Exchange Commission. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "may", "will", "should", "expect", "plan", "anticipate", "continue", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", "should" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Report on Form 40-F may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report on Form 40-F should not be unduly relied upon.
Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Report on Form 40-F include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil properties;

•	oil production levels;

•	the quantity of oil reserves;

•	capital expenditure programs;

•	supply and demand for oil and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;

•	estimated funds from operations for 2013;

•	estimated timing of development and of undeveloped reserves;

•	future abandonment and reclamation costs;

•	anticipated average production for 2013;

•	expected exploration and development spending and the funding thereof;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	tax horizon;

•	adverse technical factors associated with exploration, development, production or transportation of crude oil reserves; and

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity.
Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Report on Form 40-F and certain documents incorporated by reference herein are expressly qualified by this cautionary statement.
Although the forward-looking statements contained in this Annual Report on Form 40-F are based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this Annual Report on Form 40-F, the Company has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop the Company's oil properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.
Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company's oil fields;

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity;

•	changes in the price of crude oil;

•	adverse technical factors associated with exploration, development, production or transportation of the Company's crude oil reserves;

•	changes in Egypt or Yemen tax, energy or other laws or regulations;

•	geopolitical risks associated with the Company's operations in Egypt and Yemen;

•	changes in significant capital expenditures;

•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;

•	the cost of inflation;

•	the performance characteristics of the Company's oil properties;

•	oil production levels;

•	the quantity of oil reserves;

•	capital expenditure programs;

•	supply and demand for oil and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	general economic conditions in Canada, the United States, Egypt, Yemen and globally;

•	general economic stability of the Company’s financial lenders and creditors;

•	payment of crude oil marketing contracts and associated financial hedging instruments;

•	industry conditions, including fluctuations in the price of oil;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	risks inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	the need to obtain required approvals from regulatory authorities.
Forward-looking statements and other information contained herein concerning the oil and natural gas industry in the countries in which it operates and the Company's general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.
The Company believes that the expectations reflected in the forward-looking statements contained in this Annual Report on Form 40-F are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Report on Form 40-F. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable Canadian and United States securities laws. Please consult the Company's public filings at www.sedar.com and on EDGAR at www.sec.gov for further, more detailed information concerning these matters.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately designated standing Audit Committee established by and amongst the board of directors for the purpose of overseeing the Company's accounting and financial reporting processes and audits of its financial statements. The current members of the Audit Committee are:

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson
Chief Executive Officer

Date:	March 12, 2013

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2012.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2012.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2012.

99.4	Reports of Independent Registered Chartered Accountants, Deloitte LLP.