Form 40-F
period 2013-12-31
TRANSGLOBE ENERGY CORP
filed 2014-03-13
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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
The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2013 was 74,599,394
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

PRELIMINARY STATEMENT

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

PRINCIPAL DOCUMENTS
The following documents have been filed by the Company as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Company’s Annual Information Form for the fiscal year ended December 31, 2013, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.
B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis
For the Company’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2013, including the reports of Independent Registered Public Accounting Firm with respect thereto, which are incorporated by reference herein, see Exhibits 99.2, 99.3 and 99.4 of this Annual Report on Form 40-F.
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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2013 based on the framework in “Internal Control - Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2013, the Company maintained effective internal control over financial reporting.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.
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
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Fred J. Dyment has been determined by the Company’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (SEC) and is an “independent director”, as that term is defined under the listing standards applicable to the Company contained in Rule 5605(a)(2) of the National Association of Securities Dealers Automated Quotation System (NASDAQ) Marketplace Rules. Mr. Dyment is a Chartered Accountant with over 40 years' experience in the oil and gas industry and was previously President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). Before that, he was Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosures required under Instruction B(10) of Form 40-F are included in the “Audit Committee Information” section under the heading “Principal Accountant Fees and Services” on page 43 of the Company’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

PRE-APPROVAL OF NON-AUDIT SERVICES BY AUDITOR
It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services to be provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

The Audit Committee’s pre-approval policy is that all non-audit services to be performed by the Company’s auditors must be approved by the Audit Committee in advance of the engagement of the Company’s auditors to perform such services. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence, including the magnitude of the potential fees. Once the committee has satisfied itself of its concerns, if any, it then votes either in favor of or against contracting the Company’s auditors to perform the proposed non-audit services.

OFF-BALANCE SHEET ARRANGEMENTS
None.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
(Amounts in $000s)	Total	1 Year	Years	Years	5 Years
Accounts payable and accrued liabilities	38,392	38,392	—	—	—
Convertible debentures	87,539	—	—	87,539	—
Office and equipment leases[3]	15,296	8,986	3,030	2,006	1,274
Minimum work commitments[4]	61,250	750	60,500	—	—
Total (expressed in United States Dollars)	202,477	48,128	63,530	89,545	1,274
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivative contracts.
[2] Payments denominated in foreign currencies have been translated at the December 31, 2013 exchange rate.
[3] Office and equipment leases includes all drilling rig contracts.
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
Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company's oil fields;

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity;

•	changes in the price of crude oil;

•	general economic conditions in Canada, the United States, Egypt, Yemen and globally;

•	general economic stability of the Company’s financial lenders and creditors;

•	payment of crude oil marketing contracts and associated financial hedging instruments;

•	adverse technical factors associated with exploration, development, production or transportation of the Company's crude oil reserves;

•	changes in Egypt or Yemen tax, energy or other laws or regulations;

•	geopolitical risks associated with the Company's operations in Egypt and Yemen;

•	changes in significant capital expenditures;

•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;

•	the cost of inflation;

•	the performance characteristics of the Company's oil properties;

•	oil production levels;

•	the quantity of oil reserves;

•	capital expenditure programs;

•	supply and demand for oil and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	industry conditions, including fluctuations in the price of oil;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	risks inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	the need to obtain required approvals from regulatory authorities; and

•	the other factors considered under "Risk Factors" in this Annual Information Form.
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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson
Chief Executive Officer

Date:	March 13, 2014

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2013.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2013.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2013.