Form 40-F
TRANSGLOBE ENERGY CORP
filed 2015-03-12
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2014 was 75,239,161
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

PRINCIPAL DOCUMENTS
The following documents have been filed by the Company as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Company’s Annual Information Form for the fiscal year ended December 31, 2014, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.
B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis
For the Company’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2014, including the reports of Independent Registered Public Accounting Firm with respect thereto, which are incorporated by reference herein, see Exhibits 99.2, 99.3, 99.4 and 23.1 of this Annual Report on Form 40-F.
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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 based on the framework in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2014, the Company maintained effective internal control over financial reporting.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosures required under Instruction B(10) of Form 40-F are included in the “Audit Committee Information” section under the heading “Principal Accountant Fees and Services” on page 42 of the Company’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

OFF-BALANCE SHEET ARRANGEMENTS
None.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
(Amounts in $000s)	Total	1 Year	Years	Years	5 Years
Accounts payable and accrued liabilities	45,150	45,150	—	—	—
Convertible debentures	69,093	—	69,093	—	—
Office and equipment leases[3]	8,132	2,500	3,010	1,808	814
Minimum work commitments[4]	32,366	750	31,616	—	—
Total (expressed in United States Dollars)	154,741	48,400	103,719	1,808	814
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivative contracts.
[2] Payments denominated in foreign currencies have been translated at the December 31, 2014 exchange rate.
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
Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Report on Form 40-F include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil properties;

•	oil production levels;

•	the quantity of oil reserves;

•	capital expenditure programs;

•	supply and demand for oil and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;

•	estimated funds from operations for 2015;

•	estimated timing of development and of undeveloped reserves;

•	future abandonment and reclamation costs;

•	anticipated average production for 2015;

•	expected exploration and development spending and the funding thereof;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	tax horizon;

•	adverse technical factors associated with exploration, development, production or transportation of crude oil reserves; and

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity.
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
Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company's oil fields;

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity;

•	changes in the price of crude oil;

•	exposure to third party credit risk due to the significant receivable due from EGPC;

•	general economic conditions in Canada, the United States, Egypt, Yemen and globally;

•	general economic stability of the Company’s financial lenders and creditors;

•	payment of crude oil marketing contracts and associated financial hedging instruments;

•	adverse technical factors associated with exploration, development, production or transportation of the Company's crude oil reserves;

•	changes in Egypt or Yemen tax, energy or other laws or regulations;

•	geopolitical risks associated with the Company's operations in Egypt and Yemen;

•	changes in significant capital expenditures;

•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;

•	the cost of inflation;

•	the performance characteristics of the Company's oil properties;

•	oil production levels;

•	the quantity of oil reserves;

•	capital expenditure programs;

•	supply and demand for oil and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	industry conditions, including fluctuations in the price of oil;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	risks inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	the need to obtain required approvals from regulatory authorities; and

•	the other factors considered under "Risk Factors" in this Annual Information Form.
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

Chair:	Fred J. Dyment
Members:	Geoffrey C. Chase
Robert C. Jennings
David B. Cook
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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson
Chief Executive Officer

Date:	March 12, 2015

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte LLP.

23.2	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	TransGlobe Energy Corporation Annual Information Form for the year ended December 31, 2014.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2014.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2014.

99.4	Attestation Report of Independent Registered Public Accounting Firm, Deloitte LLP