Form 40-F
period 2016-12-30
TRANSGLOBE ENERGY CORP
filed 2017-03-15
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
Donald J. Puglisi
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares Without Par Value	NASDAQ Global Select Market

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
The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2016 was 72,205,369
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]  No [    ]
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [  x ]    No [    ]
The Annual Report on Form 40-F shall be incorporated by reference into the registrant's Registration Statement (s) on Form S-8 (File No 333-170597) under the Securities Act of 1933 as amended.

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
Similarly, the production information and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Annual Report on 40-F, have been prepared in accordance with Canadian practices, and specifically in accordance with Canadian National Instrument 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies.
As a “foreign private issuer” the Company is also exempt from certain proxy-related requirements found in Sections 14(a), 14(b), 14(c),  and 14(f) of the Exchange Act, and the insider reporting, “short swing profit” and short sale provisions found in Section 16 thereof are not applicable to the Company's common shares.

FORWARD-LOOKING STATEMENTS
This annual information form (the "Annual Information Form") may include certain statements deemed to be "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "may", "will", "should", "expect", "plan", "anticipate", "continue", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", "should" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon.
Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil and natural gas properties;

•	oil and gas production levels;

•	the quantity of oil and gas reserves;

•	capital expenditure programs;

•	supply and demand for oil and gas, and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;

•	estimated funds flow from operations for 2017;

•	the budget for the exploration program;

•	future development costs;

•	future reserves growth and the success of the 2017/2018 exploration program;

•	the continuation of the Company's marketing of its own Egypt entitlement oil on a go-forward basis and the resulting reduced credit risk;

•	the satisfaction of work commitments in Egypt;

•	the timing and execution of having a drill-ready prospect inventory prepared for South Ghazalat;

•	estimated timing of development of undeveloped reserves;

•	future abandonment and reclamation costs;

•	anticipated average production for 2017;

•	expected exploration and development spending and the funding thereof;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	tax horizon;

•	adverse technical factors associated with exploration, development, production, transportation or marketing of crude oil reserves; and

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity.
Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Information Form and certain documents incorporated by reference herein are expressly qualified by this cautionary statement.
Although the forward-looking statements contained in this Annual Information Form are based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this Annual Information Form, the Company has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop the Company's oil and gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.
Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company's oil and gas fields;

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity;

•	continued volatility in market prices for crude oil and natural gas;

•	actions taken by OPEC with respect to the supply of oil;

•	exposure to third party credit risk due to the receivable due from EGPC;

•	general economic conditions in Canada, the United States, Egypt and globally;

•	general economic stability of the Company’s financial lenders and creditors;

•	ability to pay the principal amount of the Debentures in cash;

•	payment of crude oil and natural gas marketing contracts and both associated and non-associated financial hedging instruments;

•	adverse technical factors associated with exploration, development, production, transportation or marketing of the Company's crude oil and natural gas reserves;

•	changes in Egyptian or Canadian tax, energy or other laws or regulations;

•	geopolitical risks associated with the Company's operations in Egypt;

•	capital expenditure programs, including changes in capital expenditures;

•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;

•	the cost of inflation;

•	the performance characteristics of the Company's oil and gas properties and the Company's success at acquisition, exploitation and development of reserves;

•	failure to achieve production targets on timelines anticipated or at all;

•	changes or fluctuations in production levels;

•	the quantity of oil and gas reserves;

•	supply and demand for oil and gas, and commodity prices;

•	the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	changes to treatment under governmental regulatory regimes and tax laws;

•	failure to realize the anticipated benefits of acquisitions and dispositions;

•	industry conditions, including fluctuations in the price of oil and natural gas;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	risks inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	competition from other producers;

•	lack of availability of qualified personnel;

•	credit risks;

•	the potential for reserves evaluators' estimates and assumptions to be inaccurate;

•	the need to obtain required approvals from regulatory authorities; and

•	the other factors considered under "Risk Factors" in this Annual Information Form.
Forward-looking statements and other information contained herein concerning the oil and natural gas industry in the countries in which TransGlobe operates and the Company's general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.
The Company has included the above summary of assumptions and risks related to forward-looking information provided in this Annual Information Form in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. The Company believes that the expectations reflected in the forward-looking statements contained in this Annual Information Form are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Information Form. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable Canadian and United States securities laws. Please consult the Company's SEDAR profile at www.sedar.com for further, more detailed information concerning these matters.

PRINCIPAL DOCUMENTS
The following documents have been filed by the Company as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Company’s Annual Information Form for the fiscal year ended December 31, 2016, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.
B. Audited Annual Financial Statements
For the Company’s Consolidated Audited Annual Financial Statements, including the reports of Independent Registered Public Accounting Firm with respect thereto, which are incorporated by reference herein, see Exhibit 99.2 of this Annual Report on Form 40-F.
C. Management's Discussion and Analysis
For the Management's Discussion and Analysis for the fiscal year ended December 31, 2016, which is incorporated by reference herein, see Exhibit 99.3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
After evaluating the effectiveness of the Company's "disclosure controls and procedures" as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the Company’s fiscal year covered by this Annual Report on Form 40-F, the Company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 based on the framework in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2016, the Company maintained effective internal control over financial reporting.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period covered by this Annual Report on Form 40-F, there was no change that occurred in the Company’s internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Fred J. Dyment has been determined by the Company’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (SEC) and is an “independent director”, as that term is defined under the listing standards applicable to the Company contained in Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The SEC has indicated that the designation of Mr. Dyment as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosures required under Instruction B(10) of Form 40-F are included in the “Audit Committee Information” section under the heading “Principal Accountant Fees and Services” on page 37 of the Company’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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

OFF-BALANCE SHEET ARRANGEMENTS
None.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
(Amounts in $000s (expressed in United States Dollars))	Total	1 Year	Years	Years	5 Years
Accounts payable and accrued liabilities	24,529	24,529	—	—	—
Convertible debentures	72,655	72,655	—	—	—
Note payable	11,162	5,581	5,581	—	—
Office and equipment leases[3]	3,732	1,200	1,556	976	—
Minimum work commitments[4]	17,986	8,335	9,651	—	—
Total	130,064	112,300	16,788	976	—
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivative contracts.
[2] Payments denominated in foreign currencies have been translated at the December 31, 2016 exchange rate.
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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson
Chief Executive Officer

Date:	March 15, 2017

EXHIBITS

99.1	Annual Information Form for the year-ended December 31, 2016.

99.2*	Consolidated Audited Financial Statements for the year ended December 31, 2016.

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2016.

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of Independent Registered Public Accounting Firm, Deloitte LLP.

99.9	Consent of Independent Engineers: DeGolyer and MacNaughton Canada Limited.

* Previously filed.