Form 40-F
period 2017-12-31
TRANSGLOBE ENERGY CORP
filed 2018-03-07
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2017 was 72,205,369
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [ ]  No [  x  ]
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ]  No [    ]
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company [    ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
[    ]
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil and natural gas properties;

•	oil and gas production levels;

•	the quantity of oil and gas reserves;

•	capital expenditure programs;

•	supply and demand for oil and gas, and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;

•	estimated funds flow from operations for 2018;

•	the budget for the exploration program;

•	future development costs;

•	future reserves growth and the success of the 2018/2019 exploration program;

•	the continuation of the Company's marketing of its own Egypt entitlement oil on a go-forward basis and the resulting reduced credit risk;

•	the satisfaction of work commitments in Egypt;

•	the timing and execution of having a drill-ready prospect inventory prepared for South Ghazalat;

•	estimated timing of development of undeveloped reserves;

•	future abandonment and reclamation costs;

•	anticipated average production for 2018;

•	expected exploration and development spending and the funding thereof;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	tax horizon;

•	adverse technical factors associated with exploration, development, production, transportation or marketing of crude oil reserves; and

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity.
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

PRINCIPAL DOCUMENTS
The following documents have been filed by the Company as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Company’s Annual Information Form for the fiscal year ended December 31, 2017, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.
B. Audited Annual Financial Statements
For the Company’s Consolidated Audited Annual Financial Statements, including the report of Independent Registered Public Accounting Firm with respect thereto, which is incorporated by reference herein, see Exhibit 99.2 of this Annual Report on Form 40-F.
C. Management's Discussion and Analysis
For the Management's Discussion and Analysis for the fiscal year ended December 31, 2017, which is incorporated by reference herein, see Exhibit 99.3 of this Annual Report on Form 40-F.

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
Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2017 based on the framework in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2017, the Company maintained effective internal control over financial reporting.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosures required under Instruction B(10) of Form 40-F are included in the “Audit Committee Information” section under the heading “Principal Accountant Fees and Services” on page 37 of the Company’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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

OFF-BALANCE SHEET ARRANGEMENTS
None.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

	Payment Due by Period[1,2]
		Less Than	1-3	4-5	More than
(Amounts in $000s (expressed in United States Dollars))	Total	1 Year	Years	Years	5 Years
Accounts payable and accrued liabilities	27,104	27,104	—	—	—
Long-term debt	69,999	—	11,207	58,792	—
Financial derivative instruments	7,970	4,015	3,955	—	—
Convertible debentures	—	—	—	—	—
Note payable	—	—	—	—	—
Office and equipment leases[3]	3,587	1,707	1,880	—
Minimum work commitments[4]	5,129	5,129		—	—
Total	113,789	37,955	17,042	58,792	—
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivative contracts.
[2] Payments denominated in foreign currencies have been translated at the December 31, 2017 exchange rate.
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
Steven W. Sinclair

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson
Chief Executive Officer

Date:	March 7, 2018

EXHIBITS

99.1	Annual Information Form for the year-ended December 31, 2017.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2017.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2017.

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of Independent Registered Public Accounting Firm, Deloitte LLP.

99.9	Consent of Independent Engineers: GLJ Petroleum Consultants Ltd.