Form 40-F/A
period 2017-12-31
TRANSGLOBE ENERGY CORP
filed 2018-03-15
CIK 736744

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

[ ] Annual information form           [  ]  Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of shares outstanding of the issuer’s common shares as of fiscal year ended December 31, 2017 was 72,205,369
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ] 82-__________ No [  x  ]
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

EXPLANATORY NOTE
TransGlobe Energy Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated March 7, 2018 (the “Original Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Company’s Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.
Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Amended Form 40-F.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Ross G. Clarkson
Ross G. Clarkson
Chief Executive Officer

Date:	March 15, 2018

EXHIBITS

99.1*	Annual Information Form for the year-ended December 31, 2017.

99.2*	Consolidated Audited Financial Statements for the year ended December 31, 2017.

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2017.

99.4*	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5*	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8*	Consent of Independent Registered Public Accounting Firm, Deloitte LLP.

99.9*	Consent of Independent Engineers: GLJ Petroleum Consultants.

[101	Interactive Data File]

* Previously filed.