Form 40-F
period 2018-12-31
TRANSGLOBE ENERGY CORP
filed 2019-03-13
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
Commission File Number 001-31891
TransGlobe Energy Corporation

(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English (if applicable))
Alberta, Canada
(Province or other jurisdiction of incorporation or organization)
1311
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
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

[ x ] Annual information form           [ x ]  Audited annual financial statements
Indicate the number of outstanding shares outstanding of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of the issuer’s common shares as of fiscal year ended December 31, 2018 was 72,205,369

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ]  No [    ]
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
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

FORWARD-LOOKING STATEMENTS
This Annual Report on Form 40-F (and the exhibits hereto) may include certain statements deemed to be "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "may", "will", "should", "expect", "plan", "anticipate", "continue", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", "should" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Report on Form 40-F may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report on Form 40-F should not be unduly relied upon.
Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Report on Form 40-F include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil and natural gas properties;

•	oil and gas production levels;

•	the quantity of oil and gas reserves;

•	capital expenditure programs;

•	supply and demand for oil and gas, and commodity prices;

•	drilling plans;

•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;

•	the budget for the exploration program;

•	future development costs;

•	future reserves growth and the success of the 2019/2020 exploration program;

•	the continuation of the Company's marketing of its own Egypt entitlement oil on a go-forward basis and the resulting reduced credit risk;

•	the satisfaction of work commitments in Egypt;

•	the timing and execution of having a drill-ready prospect inventory prepared for South Ghazalat;

•	estimated timing of development of undeveloped reserves;

•	future abandonment and reclamation costs;

•	anticipated average production for 2019;

•	expected exploration and development spending and the funding thereof;

•	treatment under governmental regulatory regimes and tax laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	tax horizon;

•	adverse technical factors associated with exploration, development, production, transportation or marketing of crude oil reserves; and

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity.
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
Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company's oil and gas fields;

•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity;

•	continued volatility in market prices for crude oil and natural gas;

•	actions taken by OPEC with respect to the supply of oil;

•	exposure to third party credit risk due to the receivable due from the Egyptian General Petroleum Corporation;

•	general economic conditions in Canada, the United States, Egypt and globally;

•	general economic stability of the Company’s financial lenders and creditors;

•	payment of crude oil and natural gas marketing contracts and both associated and non-associated financial hedging instruments;

•	adverse technical factors associated with exploration, development, production, transportation or marketing of the Company's crude oil and natural gas reserves;

•	changes in Egyptian or Canadian tax, energy or other laws or regulations;

•	geopolitical risks associated with the Company's operations in Egypt;

•	capital expenditure programs, including changes in capital expenditures;

•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;

•	the cost of inflation;

•	the performance characteristics of the Company's oil and gas properties and the Company's success at acquisition, exploitation and development of reserves;

•	failure to achieve production targets on timelines anticipated or at all;

•	changes or fluctuations in production levels;

•	the quantity of oil and gas reserves;

•	supply and demand for oil and gas, and commodity prices;

•	the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	changes to treatment under governmental regulatory regimes and tax laws;

•	failure to realize the anticipated benefits of acquisitions and dispositions;

•	industry conditions, including fluctuations in the price of oil and natural gas;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	risks inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	competition from other producers;

•	lack of availability of qualified personnel;

•	credit risks;

•	the potential for reserves evaluators' estimates and assumptions to be inaccurate;

•	the need to obtain required approvals from regulatory authorities; and

•	the other factors considered under "Risk Factors" in the Company's Annual Information Form (“AIF”), which is furnished as Exhibit 99.1 to this Annual Report on Form 40-F.
Forward-looking statements and other information contained herein (and in the exhibits hereto) concerning the oil and natural gas industry in the countries in which TransGlobe operates and the Company's general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.
The Company has included the above summary of assumptions and risks related to forward-looking information provided in this Annual Report on Form 40-F in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. The Company believes that the expectations reflected in the forward-looking statements contained in this Annual Report on Form 40-F are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Report on Form 40-F. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable Canadian, UK, and United States securities laws. Please consult the Company's SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov for further, more detailed information concerning these matters.

PRINCIPAL DOCUMENTS
The following documents have been filed by the Company as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Company’s Annual Information Form for the fiscal year ended December 31, 2018, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.
B. Audited Annual Financial Statements
For the Company’s Consolidated Audited Annual Financial Statements, including the report of Independent Registered Public Accounting Firm with respect thereto, which is incorporated by reference herein, see Exhibit 99.2 of this Annual Report on Form 40-F.
C. Management's Discussion and Analysis
For the Management's Discussion and Analysis for the fiscal year ended December 31, 2018, which is incorporated by reference herein, see Exhibit 99.3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
After evaluating the effectiveness of the Company's "disclosure controls and procedures" as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, the President & Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the Company’s fiscal year covered by this Annual Report on Form 40-F, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2018 based on the framework in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2018, the Company maintained effective internal control over financial reporting.
The registered public accounting firm that audited the financial statements included in this Annual Report on Form 40-F has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, which report is included in Exhibit 99.2 to this Annual Report on Form 40-F.

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
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Fred J. Dyment and Steven W. Sinclair have been determined by the Company’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the SEC and each is considered an “independent director”, as that term is defined under the listing standards applicable to the Company contained in Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The SEC has indicated that a person designated as an audit committee financial expert will not be deemed an expert an “expert” for any purpose, nor shall such designation impose any duties, obligations or liability that are greater than those imposed on such persons as members of the Audit Committee and Board of Directors without such designation, nor shall it affect the duties, obligations or liability of any other member of the Audit Committee of the Board of Directors. Mr. Sinclair has held the position of Chairman of the Audit Committee since May 10, 2018.
CODE OF ETHICS FOR PRESIDENT & CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
AND OFFICERS AND DIRECTORS
The Company has adopted a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers. Shareholders may obtain a copy upon request, addressed to the Corporate Secretary, TransGlobe Energy Corporation, Suite 2300, 250 -5th Street, S.W. Calgary, Alberta, T2P 0R4, Canada. The Company has also posted its Code of Conduct and Conflict of Interest Guidelines for Directors and Officers on its Internet website at www.trans-globe.com. All amendments to the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers and all waivers of the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers with respect to any of the persons covered by them will be posted on TransGlobe's website at www.trans-globe.com/investors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees for professional services billed to TransGlobe by Deloitte LLP during the fiscal years ended December 31, 2018 and December 31, 2017 were as follows:

	Fiscal Year Ended	Fiscal Year Ended
(Canadian dollars)	December 31, 2018	December 31, 2017
Audit Fees	$461,749	$499,957
Audit Related Fees	24,075	137,767
Tax Fees	28,483	115,268
TOTAL	$514,307	$752,992

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Deloitte LLP for the audit of the Company’s annual financial statements, as well as for the review of the Company's interim quarterly financial statements.

Audit Related Fees

Audit related fees were for professional services rendered by Deloitte LLP for assurance services that are reasonably related to the performance of the audit of the Company’s annual financial statements (not included in audit fees).

Tax Fees

Tax fees were for tax compliance, including the review of tax returns, tax advice and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees

During the fiscal years ended December 31, 2018 and 2017, no other fees were incurred other than those described above
PRE-APPROVAL OF NON-AUDIT SERVICES BY AUDITOR
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

OFF-BALANCE SHEET ARRANGEMENTS
None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

	Payment Due by Period[1,2]
		Less Than	1-3	3-5	5 +
(Amounts in $000s (expressed in United States Dollars))	Total	1 Year	Years	Years	Years
Accounts payable and accrued liabilities	28,007	28,007	—	—	—
Long-term debt	52,355	—	52,355	—	—
Other long term liabilities	1,007	—	1,007	—	—
Office and equipment leases[3]	2,949	1,985	964	—	—
Total	84,318	29,992	54,326	—	—
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivative contracts.
[2] Payments denominated in foreign currencies have been translated at the December 31, 2018 exchange rate.
[3] Office and equipment leases includes all drilling rig contracts.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately designated standing Audit Committee established by and amongst the board of directors for the purpose of overseeing the Company's accounting and financial reporting processes and audits of its financial statements. The current members of the Audit Committee are:

Chair:	Steven W. Sinclair
Members:	Carol Bell
Edward LaFehr

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Randy Neely
Randy Neely
President & Chief Executive Officer

Date:	March 13, 2019

EXHIBITS

99.1	Annual Information Form for the year-ended December 31, 2018.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2018.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2018.

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of Independent Registered Public Accounting Firm, Deloitte LLP.

99.9	Consent of Independent Engineers: GLJ Petroleum Consultants Ltd.

[101	Interactive Data File]