Form 40-F
period 2019-12-31
TRANSGLOBE ENERGY CORP
filed 2020-03-12
CIK 736744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares Without Par Value	TGA	NASDAQ Global Select Market
	TGL	Toronto Stock Exchange
	TGL	London Stock Market (AIM)

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

The number of the issuer’s common shares as of fiscal year ended December 31, 2019 was 72,542,071

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

The Annual Report on Form 40-F shall be incorporated by reference into the registrant's Registration Statement (s) on Form S-8 (File No 333-170597) under the Securities Act of 1933, as amended.

PRELIMINARY STATEMENT

TransGlobe Energy Corporation (“TransGlobe” the “Company” or the “Registrant”) is an Alberta corporation and a “foreign private issuer” as defined in Rule 3b-4 of the U.S. Securities and Exchange Commission (the “SEC”), as promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company is therefore eligible to prepare and file this annual report on Form 40-F, and to present the disclosures herein primarily in accordance with Canadian disclosure requirements, which differ in certain material respects from those which the SEC requires of United States companies.

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

FORWARD-LOOKING STATEMENTS

This AIF may include certain statements deemed to be "forward-looking statements" or "future oriented financial information" within the meaning of applicable Canadian and United States securities laws. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "may", "will", "should", "expect", "plan", "anticipate", "continue", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", "should" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this AIF may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon.

Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil and natural gas properties;
•	oil and gas production levels;
•	the quantity of oil and gas reserves;
•	capital expenditure programs;
•	supply and demand for oil and gas, and commodity prices;
•	drilling plans;
•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;

•	the Company’s ability to manage its exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates;
•	the budget for the exploration program;
•	future development costs;
•	future reserves growth and the success of the 2020/2021 exploration program;
•	the continuation of the Company's marketing of its own Egypt entitlement oil on a go-forward basis and the resulting reduced credit risk;
•	the satisfaction of work commitments in Egypt;
•	the timing and execution of having a drill-ready prospect inventory prepared for South Ghazalat;
•	estimated timing of development of undeveloped reserves;
•	future abandonment and reclamation costs;
•	anticipated average production for 2020;
•	expected exploration and development spending and the funding thereof;
•	treatment under governmental regulatory regimes and tax laws;
•	realization of the anticipated benefits of acquisitions and dispositions;
•	the expected benefits to the Company, and the probability, of consolidating, amending and extending the Company's Eastern Desert PSCs and other matters;
•	tax horizon;
•	adverse technical factors associated with exploration, development, production, transportation or marketing of crude oil reserves; and
•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this AIF and certain documents incorporated by reference herein are expressly qualified by this cautionary statement.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future. Future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements, general economic conditions and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

Although the forward-looking statements contained in this AIF are based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this AIF, the Company has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop the Company's oil and gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company's oil and gas fields;
•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity;
•	continued volatility in market prices for crude oil and natural gas;
•	actions taken by OPEC with respect to the supply of oil;
•	exposure to third party credit risk due to the receivables due from EGPC;
•	general economic conditions in Canada, the United States, Egypt and globally;
•	general economic stability of the Company’s financial lenders and creditors;
•	payment of crude oil and natural gas marketing contracts and both associated and non-associated financial hedging instruments;
•	adverse technical factors associated with exploration, development, production, transportation or marketing of the Company's crude oil and natural gas reserves;
•	changes in Egyptian or Canadian tax, energy or other laws or regulations;
•	geopolitical risks associated with the Company's operations in Egypt;
•	capital expenditure programs, including changes in capital expenditures;
•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;
•	the cost of inflation;
•	the performance characteristics of the Company's oil and gas properties and the Company's success at acquisition, exploitation and development of reserves;
•	failure to achieve production targets on timelines anticipated or at all;
•	changes or fluctuations in production levels;
•	the quantity of oil and gas reserves;
•	supply and demand for oil and gas, and commodity prices;
•	the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
•	changes to treatment under governmental regulatory regimes and tax laws;
•	failure to realize the anticipated benefits of acquisitions and dispositions;
•	industry conditions, including fluctuations in the price of oil and natural gas;
•	governmental regulation of the oil and gas industry, including environmental regulation;
•	fluctuation in commodity prices, foreign exchange rates or interest rates;
•	risks inherent in oil and natural gas operations;
•	geological, technical, drilling and processing problems;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to obtain industry partner and other third-party consents and approvals, when required;
•	stock market volatility and market valuations;
•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
•	incorrect assessments of the value of acquisitions;
•	competition from other producers;
•	lack of availability of qualified personnel;
•	credit risks;
•	the potential for reserves evaluators' estimates and assumptions to be inaccurate;
•	the need to obtain required approvals from regulatory authorities; and
•	other factors considered under "Risk Factors" in this AIF.

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

The Company has included the above summary of assumptions and risks related to forward-looking information provided in this AIF in order to provide Shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. The Company believes that the expectations reflected in the forward-looking statements contained in this AIF are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this AIF. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable Canadian and United States securities laws. Please consult the Company's SEDAR profile at www.sedar.com and the Company's profile on the Electronic Data Gathering and Retrieval System of the U.S. Securities and Exchange Commission ("EDGAR") at www.sec.gov for further, more detailed information concerning these matters.

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Company’s Annual Information Form for the fiscal year ended December 31, 2019, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.

B. Audited Annual Financial Statements

For the Company’s Consolidated Audited Annual Financial Statements, including the report of Independent Registered Public Accounting Firm with respect thereto, which is incorporated by reference herein, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.  Management's Discussion and Analysis

For the Management's Discussion and Analysis for the fiscal year ended December 31, 2019, which is incorporated by reference herein, see Exhibit 99.3 of this Annual Report on Form 40-F.

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2019 based on the framework in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2019, the Company maintained effective internal control over financial reporting.

The independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 40-F has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, which report is included in Exhibit 99.2 to this Annual Report on Form 40-F.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Steven W. Sinclair has been determined by the Company’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the SEC and each is considered an  “independent director”, as that term is defined under the listing standards applicable to the Company contained in Rule 5605(a)(2) of the Nasdaq Stock Market Rules.  The SEC has indicated that a person designated as an audit committee financial expert will not be deemed an “expert” for any purpose, nor shall such designation impose any duties, obligations or liability that are greater than those imposed on such persons as members of the Audit Committee and Board of Directors without such designation, nor shall it affect the duties, obligations or liability of any other member of the Audit Committee of the Board of Directors.  Mr. Sinclair has held the position of Chairman of the Audit Committee since May 10, 2018.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services billed to TransGlobe by Deloitte LLP during the fiscal years ended December 31, 2019 and December 31, 2018 were as follows:

	Fiscal Year Ended	Fiscal Year Ended
(U.S. dollars)	December 31, 2019	December 31, 2018
Audit Fees	$476,745	$356,370
Audit Related Fees	8,842	18,581
Tax Fees	119,213	21,983
TOTAL	$604,799	$396,934

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

All Other Fees

During the fiscal years ended December 31, 2019 and 2018, no other fees were incurred other than those described above.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(Amounts in $000s (expressed in United States Dollars))	Payment Due by Period [1,2]
	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Accounts payable and accrued liabilities	Yes – Liability	32,156	32,156	-	-	-
Long-term debt	Yes - Liability	37,539	-	37,539	-	-
Other long term liabilities	Yes - Liability	614	-	614	-	-
Derivative commodity contracts	Yes – Liability	217	217	-	-	-
Total		70,526	32,373	38,153	-	-

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established by and amongst the board of directors in accordance with section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company's accounting and financial reporting processes and audits of its financial statements.  The current members of the Audit Committee are:

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Randy Neely
Randy Neely
President & Chief Executive Officer

Date:	March 12, 2020

EXHIBITS

99.1	Annual Information Form for the year-ended December 31, 2019.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2019.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2019.

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of Independent Registered Public Accounting Firm, Deloitte LLP.

99.9	Consent of Independent Engineers: GLJ Petroleum Consultants Ltd.

101	Interactive Data File