Form 40-F
period 2020-12-31
TRANSGLOBE ENERGY CORP
filed 2021-03-12
CIK 736744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Suite 900, 444 – Fifth Avenue SW, Calgary, Alberta, Canada T2P 2T8, (403) 264-9888

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

The number of the issuer’s common shares as of fiscal year ended December 31, 2020 was 72,542,071

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

FORWARD-LOOKING STATEMENTS

This AIF may include certain statements deemed to be "forward-looking statements" or "future-oriented financial information" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking information. Forward-looking information is often, but not always, identified by the use of words such as "seek", "may", "will", "should", "expect", "plan", "anticipate", "continue", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", "should" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this AIF may contain forward-looking information attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this AIF should not be unduly relied upon.

Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil and natural gas properties;
•	oil and gas production levels;
•	the quantity of oil and gas reserves;
•	capital expenditure programs;
•	supply and demand for oil and gas, and commodity prices;
•	drilling plans;
•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
•	the Company’s ability to manage its exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates;

•	the budget for the exploration program;
•	future development costs;
•	future reserves growth and the success of the 2020/2021 exploration program;
•	the continuation of the Company's marketing of its own Egypt entitlement oil on a go-forward basis and the resulting reduced credit risk;
•	the satisfaction of work commitments in Egypt;
•	the timing and execution of having a drill-ready prospect inventory prepared for South Ghazalat;
•	estimated timing of development of undeveloped reserves;
•	future abandonment and reclamation costs;
•	anticipated average production for 2021;
•	expected exploration and development spending and the funding thereof;
•	treatment under governmental regulatory regimes and tax laws;
•	realization of the anticipated benefits of acquisitions and dispositions;
•	the expected benefits to the Company, and the probability, of consolidating, amending and extending the Company's Eastern Desert PSCs and other matters;
•	the expected timing of the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs;
•	tax horizon;
•	adverse technical factors associated with exploration, development, production, transportation or marketing of crude oil reserves; and
•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity.

Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future.

This document also includes forward-looking information in regarding the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future. Future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements, general economic conditions and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking information contained in this AIF is expressly qualified by this cautionary statement.

Although the forward-looking information contained in this AIF is based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with such forward-looking information. With respect to forward-looking information contained in this AIF, the Company has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and gas; the impact (and duration thereof) that the COVID-19 pandemic will have on: (i) the demand for crude oil and natural gas, (ii) the supply chain, including the Corporation's ability to obtain the equipment and services it requires, and (iii) the Company's ability to produce, transport and/or sell its crude oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop the Company's oil and gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking information as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company's oil and gas fields;
•	changes or disruptions in the political or fiscal regimes in the Company's areas of activity;
•	continued volatility in market prices for crude oil and natural gas;
•	actions taken by OPEC with respect to the supply of oil;
•

potential disruption of the Company's operations as a result of the COVID-19 pandemic through potential loss of manpower and labour pools resulting from quarantines in the Company's operating areas, risk of the financial capacity of the Company's contract counterparties and potentially their ability to perform contractual obligations;

•	exposure to third party credit risk due to the receivables due from EGPC;
•	general economic conditions in Canada, the United States, Egypt and globally, including as a result of demand and supply effects resulting from the COVID-19 pandemic;
•	general economic stability of the Company’s financial lenders and creditors;
•	payment of crude oil and natural gas marketing contracts and both associated and non-associated financial hedging instruments;
•	adverse technical factors associated with exploration, development, production, transportation or marketing of the Company's crude oil and natural gas reserves;
•	changes in Egyptian or Canadian tax, energy or other laws or regulations;
•	geopolitical risks associated with the Company's operations in Egypt;
•	the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs;
•	capital expenditure programs, including changes in capital expenditures;
•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;
•	the cost of inflation;
•	the performance characteristics of the Company's oil and gas properties and the Company's success at acquisition, exploitation and development of reserves;
•	failure to achieve production targets on timelines anticipated or at all;
•	changes or fluctuations in production levels;
•	the quantity of oil and gas reserves;
•	supply and demand for oil and gas, and commodity prices;
•	the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
•	changes to treatment under governmental regulatory regimes and tax laws;
•	failure to realize the anticipated benefits of acquisitions and dispositions;
•	industry conditions, including fluctuations in the price of oil and natural gas;
•	governmental regulation of the oil and gas industry, including environmental regulation;
•	fluctuation in commodity prices, foreign exchange rates or interest rates;
•	risks inherent in oil and natural gas operations;
•	geological, technical, drilling and processing problems;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to obtain industry partner and other third-party consents and approvals, when required;
•	stock market volatility and market valuations;
•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
•	incorrect assessments of the value of acquisitions;
•	competition from other producers;

•	lack of availability of qualified personnel;
•	credit risks;
•	the potential for reserves evaluators' estimates and assumptions to be inaccurate;
•	the need to obtain required approvals from regulatory authorities; and
•	other factors considered under "Risk Factors" in this AIF.

Forward-looking information contained herein concerning the oil and natural gas industry in the countries in which TransGlobe operates and the Company's general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.

The Company has included the above summary of assumptions and risks related to forward-looking information provided in this AIF in order to provide Shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. The Company believes that the expectations reflected in the forward-looking information contained in this AIF are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking information. Such forward-looking information speaks only as of the date of this AIF. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update such forward-looking information, except as required by applicable Canadian and United States securities laws. Please consult the Company's SEDAR profile at www.sedar.com and the Company's profile on the Electronic Data Gathering and Retrieval System of the U.S. Securities and Exchange Commission ("EDGAR") at www.sec.gov for further, more detailed information concerning these matters.

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Company’s Annual Information Form for the fiscal year ended December 31, 2020, see Exhibit 99.1 of this Annual Report on Form 40-F, which is incorporated by reference herein.

B. Audited Annual Financial Statements

For the Company’s Consolidated Audited Annual Financial Statements, including the report of Independent Registered Public Accounting Firm with respect thereto, which is incorporated by reference herein, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.  Management's Discussion and Analysis

For the Management's Discussion and Analysis for the fiscal year ended December 31, 2020, which is incorporated by reference herein, see Exhibit 99.3 of this Annual Report on Form 40-F.

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2020 based on the framework in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2020, the Company maintained effective internal control over financial reporting.

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

CODE OF ETHICS FOR PRESIDENT & CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers. Shareholders may obtain a copy upon request, addressed to the Corporate Secretary, TransGlobe Energy Corporation, Suite 900, 444 -5th Avenue, S.W. Calgary, Alberta, T2P 2T8, Canada. The Company has also posted its Code of Conduct and Conflict of Interest Guidelines for Directors and Officers on its Internet website at www.trans-globe.com. All amendments to the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers and all waivers of the Code of Conduct and Conflict of Interest Guidelines for

Directors and Officers with respect to any of the persons covered by them will be posted on TransGlobe's website at www.trans-globe.com/investors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services billed to TransGlobe by BDO Canada LLP and by the Company’s former auditor Deloitte LLP during the fiscal years ended December 31, 2020 and December 31, 2019 were as follows:

	Fiscal Year Ended	Fiscal Year Ended
(U.S. dollars)	December 31, 2020	December 31, 2019
Audit Fees
BDO Canada LLP	80,154	-
Deloitte LLP	177,945	476,745
Audit Related Fees
BDO Canada LLP	-	-
Deloitte LLP	-	8,842
Tax Fees
BDO Canada LLP	-	-
Deloitte LLP	23,556	119,213
TOTAL
BDO Canada LLP	80,154	-
Deloitte LLP	201,501	604,799

The nature of the services provided by BDO Canada LLP and Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by BDO Canada LLP and Deloitte LLP for the audit of the Company’s annual financial statements, as well as for the review of the Company's interim quarterly financial statements.

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

All Other Fees

During the fiscal years ended December 31, 2020 and 2019, no other fees were incurred other than those described above.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

(Amounts in $000s (expressed in United States Dollars))	Payment Due by Period
	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Accounts payable and accrued liabilities	Yes – Liability	21,667	21,667	-	-	-
Long-term debt	Yes - Liability	21,567	15,000	6,567	-	-
Lease obligations	Yes - Liability	2,243	1,760	483	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes - Liability	544	-	544	-	-
Derivative commodity contracts	Yes – Liability	398	398	-	-	-
Equipment and facility leases (short-term)	No	21	21	-	-	-
Total		47,440	38,846	8,594	-	-

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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Randy Neely
Randy Neely
President & Chief Executive Officer

Date:	March 12, 2021

EXHIBITS

99.1	Annual Information Form for the year-ended December 31, 2020.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2020.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2020.

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of Independent Registered Public Accounting Firm, BDO Canada LLP.

99.9	Consent of Independent Engineers: GLJ Ltd.

101	Interactive Data File