Form 40-F
period 2021-12-31
TRANSGLOBE ENERGY CORP
filed 2022-03-17
CIK 736744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]
[    ]
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
Commission File Number
001-31891
TransGlobe Energy Corporation
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English (if applicable))
Alberta, Canada
(Province or other jurisdiction of incorporation or organization)
1311
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
(I.R.S. Employer Identification Number (if applicable))
Suite 900, 444 Fifth Avenue SW, Calgary, Alberta, Canada T2P 2T8, (403)
264-9888
(Address and telephone number of Registrant’s principal executive offices)
Donald J. Puglisi
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302)
738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Auditor Firm ID: 1227    Auditor Name: BDO Canada LLP    Auditor Location: Calgary, AB, Canada

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
The number of the issuer’s common shares as of fiscal year ended December 31, 2021 was 72,774,830
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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

[     ]

The Annual Report on Form
40-F
shall be incorporated by reference into the registrant’s Registration Statement (s) on Form
S-8
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
As a “foreign private issuer” the Company is also exempt from certain proxy-related requirements found in Sections 14(a), 14(b), 14(c), and 14(f) of the Exchange Act, and the insider reporting, “short swing profit” and short sale provisions found in Section 16 thereof are not applicable to the Company’s common shares.
FORWARD-LOOKING STATEMENTS
This AIF may include certain statements deemed to be “forward-looking statements” or “future-oriented financial information” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking information. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “continue”, “believe”, “estimate”, “predict”, “project”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, “should” or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this AIF may contain forward-looking information attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this AIF should not be unduly relied upon.
Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company’s oil and natural gas properties;
•	oil and gas production levels;
•	the quantity of oil and gas reserves;
•	capital expenditure programs;
•	supply and demand for oil and gas, and commodity prices;
•	drilling plans;
•	expectations regarding the Company’s ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
•	the Company’s ability to manage its exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates;

•	the budget for the exploration program;
•	future development costs;
•	TransGlobe’s expectations that its development activities will be economic;
•	future reserves growth and the success of its exploration program;
•	the continuation of the Company’s marketing of its own Egypt entitlement oil on a go-forward basis and the resulting reduced credit risk;
•	the satisfaction of work commitments in Egypt;
•	estimated timing of development of undeveloped reserves;
•	future abandonment and reclamation costs;
•	anticipated average production for 2022;
•	expected exploration and development spending and the funding thereof;
•	treatment under governmental regulatory regimes and tax laws;
•	realization of the anticipated benefits of acquisitions and dispositions;
•	the expected benefits to be derived by the Company from the Merged Concession;
•	that the Company does not anticipate that environmental protection requirements will have a significant effect on its capital expenditures, earnings or competitive position;
•	tax horizon;
•	the Company’s hedging activities and the anticipated benefits to be derived therefrom;
•	that there is a low risk of the Company becoming liable for decommissioning liabilities in Egypt;
•	TransGlobe’s anticipated abandonment and reclamation costs in Canada;
•	adverse technical factors associated with exploration, development, production, transportation or marketing of crude oil reserves; and
•	changes or disruptions in the political or fiscal regimes in the Company’s areas of activity.
Statements relating to “reserves” or “resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future.
This document also includes forward-looking information in regarding the payment of dividends, including the timing and amount thereof, and the Company’s intention to declare and pay dividends in the future. Future dividend payments, if any, and the level thereof is uncertain, as the Company’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, share buyback programs, financial requirements for the Company’s operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures, payment irregularity in Egypt, debt service requirements, general economic conditions and other factors beyond the Company’s control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.
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
pandemic will have on: (i) the demand for crude oil and natural gas, (ii) the supply chain, including the Company’s ability to obtain the equipment and services it requires, and (iii) the Company’s ability to produce, transport and/or sell its crude oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company’s conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop the Company’s oil and gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; the estimates of the Company’s reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.
Actual operational and financial results may differ materially from TransGlobe’s expectations contained in the forward-looking information as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

•	unforeseen changes in the rate of production from the Company’s oil and gas fields;

•	changes or disruptions in the political or fiscal regimes in the Company’s areas of activity;

•	continued volatility in market prices for crude oil and natural gas;

•	actions taken by OPEC with respect to the supply of oil;

•
potential disruption of the Company’s operations as a result of the
COVID-19
pandemic through potential loss of manpower and labour pools resulting from quarantines in the Company’s operating areas, risk of the financial capacity of the Company’s contract counterparties and potentially their ability to perform contractual obligations;

•	exposure to third party credit risk due to the receivables due from EGPC;

•	general economic conditions in Canada, the United States, Egypt and globally, including as a result of demand and supply effects resulting from the COVID-19 pandemic;

•	general economic stability of the Company’s financial lenders and creditors;

•	payment of crude oil and natural gas marketing contracts and both associated and non-associated financial hedging instruments;

•	adverse technical factors associated with exploration, development, production, transportation or marketing of the Company’s crude oil and natural gas reserves;

•	changes in Egyptian or Canadian tax, energy or other laws or regulations;

•	geopolitical risks associated with the Company’s operations in Egypt;

•	capital expenditure programs, including changes in capital expenditures;

•	delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;

•	the cost of inflation;

•	the performance characteristics of the Company’s oil and gas properties and the Company’s success at acquisition, exploitation and development of reserves;

•	failure to achieve production targets on timelines anticipated or at all;

•	changes or fluctuations in production levels;

•	the quantity of oil and gas reserves;

•	supply and demand for oil and gas, and commodity prices;

•	the Company’s ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	changes to treatment under governmental regulatory regimes and tax laws;

•	failure to realize the anticipated benefits of acquisitions and dispositions;

•	industry conditions, including fluctuations in the price of oil and natural gas;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in commodity prices, foreign exchange rates or interest rates;

•	risks inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	competition from other producers;

•	lack of availability of qualified personnel;

•	credit risks;

•	the potential for reserves evaluators’ estimates and assumptions to be inaccurate;

•	the need to obtain required approvals from regulatory authorities;
•	TransGlobe’s development activities will not be economic;
•	that environmental protection requirements will have a significant effect on the Company’s capital expenditures, earnings or competitive position;
•	the Company becoming liable for decommissioning liabilities in Egypt; and

•	other factors considered under “ Risk Factors ” in this AIF.
Forward-looking information contained herein concerning the oil and natural gas industry in the countries in which TransGlobe operates and the Company’s general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.
The Company has included the above summary of assumptions and risks related to forward-looking information provided in this AIF in order to provide Shareholders with a more complete perspective on the Company’s current and future operations and such information may not be appropriate for other purposes. The Company believes that the expectations reflected in the forward-looking information contained in this AIF are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking information. Such forward-looking information speaks only as of the date of this AIF. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update such forward-looking information, except as required by applicable Canadian and United States securities laws. Please consult the Company’s SEDAR profile at www.sedar.com and the Company’s profile on the Electronic Data Gathering and Retrieval System of the U.S. Securities and Exchange Commission (“
EDGAR
”) at www.sec.gov for further, more detailed information concerning these matters.
This AIF also contains financial outlook within the meaning of applicable securities laws, including but not limited to: the Company’s estimated exploration and development spending budget, including the estimated allocations between Egypt and Canada. The financial outlook has been prepared by TransGlobe’s management to provide an outlook of the Company’s activities and results. The financial outlook has been prepared based on a number of assumptions including those set forth below in this AIF, the assumptions discussed above and assumptions with respect to the costs and expenditures to be incurred by the Company, capital equipment and operating costs, foreign exchange rates, taxation rates for the Company, general and administrative expenses and the prices to be paid for the Company’s production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlook or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in this AIF, and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis as of January 27, 2022, reflecting the best estimates and judgments, and represent, to the best of management’s knowledge and opinion, TransGlobe’s expected expenditures and results of operations. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, TransGlobe undertakes no obligation to update such financial outlook and forward-looking statements and information, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.
PRINCIPAL DOCUMENTS
The following documents have been filed by the Company as part of this Annual Report on Form
40-F:
A. Annual Information Form
For the Company’s Annual Information Form for the fiscal year ended December 31, 2021, see Exhibit 99.1 of this Annual Report on Form
40-F,
which is incorporated by reference herein.
B. Audited Annual Financial Statements
For the Company’s Consolidated Audited Annual Financial Statements, including the report of Independent Registered Public Accounting Firm with respect thereto, which is incorporated by reference herein, see Exhibit 99.2 of this Annual Report on Form
40-F.
C. Management’s Discussion and Analysis
For the Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, which is incorporated by reference herein, see Exhibit 99.3 of this Annual Report on Form
40-F
DISCLOSURE CONTROLS AND PROCEDURES
After evaluating the effectiveness of the Company’s “disclosure controls and procedures” as such term is defined in Rules
13a-15(e)
and
15d-15(e)
of the Exchange Act, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the Company’s fiscal year covered by this Annual Report on Form
40-F,
the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Management has evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the framework in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.
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
Avenue, S.W. Calgary, Alberta, T2P 2T8, Canada. The Company has also posted its Code of Conduct and Conflict of Interest Guidelines for Directors and Officers on its Internet website at www.trans-globe.com. All amendments to the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers and all waivers of the Code of Conduct and Conflict of Interest Guidelines for

Directors and Officers with respect to any of the persons covered by them will be posted on TransGlobe’s website at
www.trans-globe.com/investors.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees for professional services billed to TransGlobe by BDO Canada LLP and by the Company’s former auditor Deloitte LLP during the fiscal years ended December 31, 2021 and December 31, 2020 were as follows:

(U.S. dollars)	Fiscal Year Ended December 31, 2021	Fiscal Year Ended December 31, 2020
Audit Fees

BDO Canada LLP	318,251	80,154

Deloitte LLP	-	177,945

Audit Related Fees	-	-

Tax Fees

BDO Canada LLP	8,548	-

Deloitte LLP	-	23,556

TOTAL

BDO Canada LLP	326,799	80,154

Deloitte LLP	-	201,501

The nature of the services provided by BDO Canada LLP and Deloitte LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered by BDO Canada LLP and Deloitte LLP for the audit of the Company’s annual financial statements, as well as for the review of the Company’s interim quarterly financial statements.
Audit Related Fees
Audit related fees were for professional services rendered by BDO Canada LLP and Deloitte LLP for assurance services that are reasonably related to the performance of the audit of the Company’s annual financial statements (not included in audit fees).
Tax Fees
Tax fees were for tax compliance, including the review of tax returns, tax advice and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).
All Other Fees
During the fiscal years ended December 31, 2021 and 2020, no other fees were incurred other than those described above
PRE-APPROVAL
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
non-audit
services.
OFF-BALANCE
SHEET ARRANGEMENTS
None.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

	Payment Due by Period
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	26,112	26,112	-	-	-
Long-term debt	Yes-Liability	3,040	-	3,040	-	-
Lease obligations	Yes-Liability	800	764	36	-	-
Drilling commitments	No	1,000	1,000	-	-	-
Share-based compensation liabilities	Yes-Liability	10,133	6,174	3,959	-	-
Derivative commodity contracts	Yes-Liability	88	88	-	-	-
Equipment and facility leases	No	481	481	-	-	-

Total		41,654	34,619	7,035	-	-

IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately designated standing Audit Committee established by and amongst the board of directors in accordance with section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and audits of its financial statements. The current members of the Audit Committee are:

Chair:	Steven W. Sinclair
Members:	Jennifer Kaufield
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

Registrant:	TRANSGLOBE ENERGY CORPORATION

By:	/s/ Randy Neely
Randy Neely
President & Chief Executive Officer

Date:	March 17, 2022

EXHIBITS

99.1	Annual Information Form for the year-ended December 31, 2021.

99.2	Consolidated Audited Financial Statements for the year ended December 31, 2021.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2021.

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of Independent Registered Public Accounting Firm, BDO Canada LLP.

99.9	Consent of Independent Engineers: GLJ Petroleum Consultants Ltd.

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)